Escape the Ordinary

Annual Report 2007



Samsonite



Contents

The Samsonite Journey

Samsonite Group is one of the world's largest and most recognized designers and distributors in the travel lifestyle industry. With a rich heritage that includes nearly a century in business, Samsonite has a proud tradition of developing innovative, high-quality products that integrate style, functionality and design technology to meet the changing lifestyle needs of people on the move.

An Unrivaled History

The Samsonite brand was born in 1910 when founder Jesse Shwayder began producing trunks for turn-of-the-century travelers – a small and affluent group who appreciated the Company's unique, durable and finely crafted products. As travel evolved into a mainstream activity, Samsonite's product mix evolved with it, growing to encompass a diverse range of items for a host of travel needs. Along the way, Samsonite continued to anticipate and fulfill the changing requirements of travelers by introducing a string of "firsts," including the first matching luggage sets and the first lightweight luggage, as well as pioneering the use of luggage on wheels.



1910s
Our journey begins when founder Jesse Shwayder sets out to develop high-quality luggage for affluent travelers.



1920s
Samsonite breaks industry ground by introducing the first sets of coordinated luggage.


SAMSON LUGGAGE

1930s - 1940s
As more people begin to travel, Samsonite markets its products through national magazine advertising for the first time.



1950s
The rise of the jet age spawns a new wave of innovation at Samsonite, leading to the launch of Ultralite, the luggage industry's first lightweight suitcase.











1960s
In response to the changing needs of a new generation of executives, Samsonite creates "Signat," the classic attaché case.

1970s
Samsonite rolls out suitcases on wheels, a true revolution in travel comfort and convenience.

1980s
Samsonite develops the award-winning Oyster suitcase, a success story throughout the eighties, which remains possibly one of the world's best-selling suitcases.

1990s
Samsonite markets the four-wheeled spinner, offering enhanced mobility that makes travelers' lives easier.

2000s
Our journey continues as Samsonite transforms into an elite, global lifestyle Company with a strong portfolio of complementa brands that collectively serve every segment of the market.

Today, the global travel industry continues to grow, and Samsonite continues to lead it through the regular introduction of innovative technologies, materials and design concepts, which we market through some of the most recognized brand names in the world. Our brand portfolio includes the recently acquired American luxury accessories house Lambertson Truex; the premium Samsonite Black Label line for the travel connoisseur; Samsonite, the leading luggage brand globally, which is focused on quality, functionality and durability; and the value-conscious American Tourister brand. We also maintain global licensing agreements through which we develop products for other market-leading lifestyle brands, including Lacoste and Timberland. Together, our brands serve the needs of consumers in every market segment, delivering an extensive assortment of lifestyle products that spans luggage, travel bags and accessories, business and laptop cases, handbags, footwear, small leather goods, and outdoor products. And while each of our brands is specifically focused on its own clearly defined customer group, every product we create continues to embody the same values on which Samsonite was founded – high quality, fine craftsmanship, exceptional reliability, contemporary design and enduring style.

Letter from the CEO

Dear Stakeholders:

Three years ago, Samsonite embarked upon a journey to transform itself into a leading global lifestyle travel company. To serve as our roadmap, we established three primary financial goals: increase sales, grow gross margins and generate improved cash flow. Our progress to date has been exceptional, and in fiscal 2007, we continued to pass important milestones. During the year, we unveiled a significant number of new products; dramatically expanded our retail distribution channel; made strategic investments in new global markets; completed the acquisition of a majority interest in American luxury accessories house Lambertson Truex; and launched major global advertising and public relations campaigns. We continue to define, develop, clarify and promote all of our brands, thereby strengthening our position in every market segment and building a solid platform for future growth.

As a result of this progress, Samsonite posted another year of strong financial results. For fiscal 2007, consolidated revenues increased 10.7 percent on a constant currency basis to $1.07 billion from $966.9 million in fiscal 2006. Adjusted EBITDA rose 10.9 percent to $134.7 million from $121.4 million a year ago. For the first time ever, our yearly sales surpassed $1 billion, and in October 2006, our monthly sales exceeded $100 million. In addition, our profits, as measured through adjusted EBITDA, hit an all-time high. Collectively, these results underscore the success of our strategy and support our belief that our Company is positioned on a clear growth trajectory.

Our fiscal 2007 accomplishments are a direct reflection of the caliber and commitment of our people. Samsonite has approximately 5,000 employees around the world who are responsible for executing the tenets of our strategy, advancing our corporate objectives and representing the "face" of our Company and our brands to customers every day. I thank all of them for their dedication, hard work and support.

Driving Sales Growth

Our strategy for driving sales is focused on several elements. These include building and promoting our brands; expanding and diversifying our product assortment; continuously innovating; pursuing expansion opportunities in high-growth geographic markets; making strategic acquisitions of complementary brands; extending our licensing activities; and expanding our retail distribution platform. In fiscal 2007, we posted marked progress on every front.

New Products

We significantly expanded our product assortment and launched several important new collections. One of the most exciting of these is Samsonite Black Label by Alexander McQueen, which we developed in collaboration with British designer Alexander McQueen, one of the world's leading fashion designers. A revolutionary assortment of upscale lifestyle pieces, this collection has reinforced Samsonite's growing status as a fashion innovator. We also leveraged Samsonite Black Label's increasing brand awareness by entering into new, high-margin luxury product categories, such as small leather goods and shoes. We expanded our



Marcello Bottoli, President and CEO

Samsonite originals collection with the addition of several landmark products, including Sensu, the world's first foldable spinner. And we broadened our offering to the value-conscious customer by adding updated bags to our ever-popular American Tourister line.

Retail Expansion

We expanded our retail distribution platform and plan to continue to increase the business importance of our retail operations. We continue to open stores under three different concepts: Samsonite Black Label, Samsonite and Company-operated factory outlets. We now have 45 Samsonite Black Label stores located in some of the world's most prestigious fashion capitals, and we have 102 Samsonite stores situated in high-traffic malls and shopping areas worldwide.

Acquisitions

We complemented our organic growth by exploiting several new business opportunities during the year. The most prominent of these was our acquisition of a majority stake in American luxury accessories house Lambertson Truex, which strengthens our foothold in the luxury market and complements our growing offering of premium Samsonite Black Label merchandise. We also acquired majority stakes in companies formed in Australia and Thailand. These acquisitions fortified our presence in both of these regions and set the stage for continued expansion.

Growth in Licensing

We continue to develop our licensing activities. Lacoste posted yet another year of exceptional growth. In the second half of the year, we launched our first line of Timberland merchandise, including an assortment of backpacks, duffel bags and travel gear for outdoor use.

Dedicated Brand Support

We strengthened support behind our brand, product marketing and advertising during the year. In fiscal 2007, our highly successful global advertising campaign featured business and fashion celebrities, such as Sir Richard Branson, Isabella Rossellini, Spanish flamenco dancer Joaquin Cortes and American news journalist Jane Clayson. Future executions in 2007 will feature actor Jean Reno, fashion designer Alexander McQueen and race car driver Danica Patrick. The use of celebrity endorsements helps to promote the individual "personality" traits of our products. Together with our "Life's A Journey" tagline, this campaign underscores Samsonite's positioning as a lifestyle company – one that is not merely focused on functionality and durability, but also on using original and innovative design to create an emotional connection with consumers. We complemented this campaign by hosting a series of public relation events to herald the introduction of new collections and the opening of stores worldwide.

Increasing Our Gross Margins

Gross margins improved significantly during the year, reaching 51.0 percent in fiscal 2007 compared with 48.6 percent in fiscal 2006. This improvement was driven by a combination of factors, including price increases, improvements in our product mix, a higher sales contribution from our retail channel, product re-engineering, logistics optimization and the continued enhancement of our supply chain and manufacturing functions.

Generating Strong Cash Flow

We remain sharply focused on generating strong cash flow to pave the way for continued growth. At January 31 2007, we had a consolidated cash balance of $78.5 million and working capital of $165.5 million. During fiscal 2007, our operating cash flow was $31.1 million, driven primarily by increased profitability and significant working capital improvement. We simplified and streamlined our business, optimized inventory levels and aggressively managed customer credit and vendor payment terms. As a result of these measures, we reduced our working capital efficiency metric to 15.4 percent at the end of fiscal 2007, compared with 16.7 percent at the end of fiscal 2006. We will focus on improving our working capital efficiency further in fiscal 2008.

We also took steps to create a more efficient cost structure. We centralized our design, purchasing and marketing functions in our new London executive office, and consolidated our global supply and sourcing operations to a single location in China. We continued to decrease our reliance on in-house manufacturing. Over the past 36 months, we have transitioned from a largely internal production model to a primarily external one, closing or disposing of five manufacturing facilities and narrowing our in-house production units to just three.

We also undertook decisive steps to fortify our balance sheet. In December 2006, we completed a corporate recapitalization, generating $530 million in new credit facilities, which we used to finance a distribution of cash to common shareholders and to refinance existing debt. As a result, Samsonite now has the strong, flexible balance sheet required to take advantage of emerging market opportunities.

Moving Ahead

It has been said that the act of making a journey is often more meaningful than the reality of reaching one's destination. Samsonite's journey over the past three years has, indeed, been both deeply meaningful and highly rewarding. During this time, we have created and developed a new brand and successfully positioned it in the luxury market; built brand equity across our complementary portfolio on a global scale; and firmly placed Samsonite on the path to becoming a globally recognized innovation, quality and style leader. We have grown and diversified our revenue stream across multiple geographic markets, distribution channels, product categories and consumer segments. And we have made great progress in improving our operating income, strengthening our balance sheet and setting the stage for greater growth.



Samsonite Management Board

While we are proud of our progress, we are also keenly aware that we have much more to accomplish. As our team enters fiscal year 2008, we are sharply focused on executing the next phase of our strategic plan with the same dedication, discipline and results that you – our valued stakeholders – have come to expect. In the process, we plan to reward your support by building Samsonite into one of the most highly regarded premium lifestyle brands in the world.

Sincerely,

Marcello Bottoli
President and Chief Executive Officer

Key Financial Highlights

For the Fiscal Year *(USD '000)*	**2007**	2006	2005	2004
Net Revenues	**1,070,393**	966,886	902,896	$ 776,451
Gross Profit *(%)*	**51.0%**	48.7%	46.2%	44.8%
Adjusted EBITDA	**134,668**	121,444	101,423	$ 91,024
Adjusted EBITDA *(%)*	**12.6%**	12.6%	11.2%	11.7%
Total Debt	**501,915**	307,228	354,346	$ 333,677
Debt, Net of Cash	**423,367**	221,780	297,968	$ 304,153
Interest Expense	**30,285**	30,496	35,206	$ 43,528
Working Capital Efficiency*	**15.4%**	16.6%	19.6%	22.9%

**Based on rolling 12 month statistics*

Net Revenues by Region *(in millions)*



$1200
1000
800
600
400
200
0
FY 2004
FY 2005
FY 2006
FY 2007
Corporate & Other
Latin America
Asia
North America
Europe



Net Revenues
by Product Category

- Luggage **66.8%**
- Outdoor and Casual Bags **12.5%**
- Business and Computer Cases **12.0%**
- Other **8.7%**



Net Revenues
by Region

- Europe **41.9%**
- North America **35.3%**
- Asia **17.1%**
- Latin America **4.5%**
- Corporate & Other **1.2%**



Net Revenues
by Brand

- Samsonite **70.0%**
- American Tourister **15.0%**
- Other **7.0%**
- Timberland **0.6%**
- Lacoste **5.8%**
- Samsonite Black Label **1.6%**

Net Revenues *(in millions)*


$1,200
900
600
300
0
'04
'05
'06
'07

Total Debt *(in millions)*


$600
450
300
150
0
'04
'05
'06
'07

Gross Profit *(percent)*


60%
45
30
15
0
'04
'05
'06
'07

Debt, Net of Cash *(in millions)*


$500
400
300
200
100
0
'04
'05
'06
'07

Adjusted EBITDA *(in millions)*


$150
120
90
60
30
0
'04
'05
'06
'07

Interest Expense *(in millions)*


$50
40
30
20
10
0
'04
'05
'06
'07

Adjusted EBITDA *(percent)*


15%
12
9
6
3
0
'04
'05
'06
'07

Working Capital Efficiency *(percent)*


25%
20
15
10
5
0
'04
'05
'06
'07

2006 Year in Review

Isabella Rossellini is photographed for the new Samsonite Black Label advertising campaign.



Jerry Hall is photographed for Samsonite's Me & My Signat Charity Partnership.



Samsonite Black Label store opens on London's ultra-fashionable Sloane Street.



June

April

February

May

March

January







Signat is unveiled to the fashion world during New York's prestigious Fashion Week.

Samsonite Black Label store officially opens in Berlin.

Samsonite Black Label launches its Vintage collection with a new global advertising campaign featuring Isabella Rossellini and a series of even[ts] in association with the Venic[e] Simplon-Orient-Express.

Samsonite Group acquires American luxury accessories house, Lambertson Truex, strengthening its portfolio of top-tier brands for the upscale market segment. Samsonite Group also enters joint-venture agreements in Australia and Thailand.



New Samsonite concept store premiers in London's upscale Bluewater Mall.


Samsonite

Samsonite hosts global events ... London, New York and Shanghai to celebrate the release of its 2007 product collections and stages its first-ever catwalk show in Shanghai to herald the opening of the first Samsonite Black Label store in China.



July

August

September

October

November

December



Samsonite Black Label store opens in Tokyo.



Global advertising launch of Samsonite Black Label X'Lite with new advertising campaign featuring world-renowned flamenco dancer, Joaquin Cortes.



Samsonite Black Label opens its 34th store in Chennai, India.


Samsonite

Samsonite

Samsonite
BLACK LABEL

LAMBERTSON
TRUEX

Samsonite Group: The Brands

One of Samsonite Group's greatest assets is our complementary portfolio of brands, which includes some of the most trusted and highly recognized names in the global travel industry. Collectively, our brands serve every segment of the market, reaching customers in all walks of life, all over the world. We meet the discerning needs of the luxury market through our Lambertson Truex and Samsonite Black Label brands, while the innovative, high-quality offering within our time-honored Samsonite brand serves both middle- and upper-market customer segments. Our American Tourister brand provides affordable, quality products to value-conscious consumers. We complement our owned brands through our global licensing program, through which we leverage Samsonite's luggage expertise to partner with market-leading lifestyle brands, such as Lacoste, with whom we develop handbags and casual bags, and Timberland, with whom we offer travel gear, accessories, backpacks and outdoor items. Each of our brands has been carefully developed to meet the precise quality, value and pricing needs of the consumers within its market. Despite their diversity, all of our brands share a common philosophy: to deliver durable, high-quality products that reflect Samsonite's commitment to high quality, fine craftsmanship, exceptional reliability, contemporary design and enduring style.

We leverage our complementary brand structure through a powerful, multi-channel distribution platform, which extends to more than 100 countries. We are aggressively extending our three-tiered retail platform, which comprises a dedicated store concept for our Samsonite Black Label line, featuring contemporary and architecturally sophisticated store layouts in prestigious shopping areas around the world; a fresh and appealing store concept to showcase our growing collection of Samsonite merchandise; and factory outlets where we distribute discontinued and obsolete lines. In addition to our retail locations, we distribute our merchandise through wholesale relationships with national chains around the world that support the image and focus of each brand, as well as through an extensive franchise network. We are also developing a global e-commerce platform to complement our highly successful online presence in North America and Japan.

As the travel industry continues to grow, we are diligently working to expand and strengthen our brand portfolio and to extend our brands to new world markets. In fiscal 2007, we drove the growth of each of our brands through a combination of strategic initiatives, including: diversifying and enhancing our product range; pursuing new product categories; innovating new designs, concepts and technologies; extending our global reach; fueling the growth of our retail channel; and executing a wide range of advertising, public relations and communications initiatives. In the following pages, we will outline these accomplishments, reviewing our Company's fiscal 2007 progress in the development of each of our brands.

AMERICAN TOURISTER

LACOSTE

Timberland



LAMBERTSON TRUEX



As part of Samsonite's strategy to establish itself as an elite, global, multi-brand lifestyle company, the Company is increasing its presence in the luxury market. In fiscal 2007, we accelerated this by acquiring a controlling stake in Lambertson Truex, an American luxury accessories house. This strategic partnership is an important milestone for Samsonite that significantly strengthens our luxury presence and positions us to build and develop the exclusive Lambertson Truex brand on a global scale.

Since it was established in 1998, Lambertson Truex has made an indelible mark on the fashion world with its highly sought-after collections of handbags, shoes, gloves, belts and accessories for men and women. The three core qualities that distinguish Lambertson Truex merchandise are contemporary takes on classic designs, which meld elegant silhouettes with modern touches; ultra-premium materials, including rich leathers and exotic skins; and superior craftsmanship, evidenced by the myriad of functional features expertly worked into each bag's interior. Classically elegant and fashion-forward at the same time, every Lambertson Truex product is a work of art that celebrates graceful shapes, extraordinary materials and exquisite textures.

Lambertson Truex distributes its merchandise through a New York-based wholesale business, which includes relationships with several prestigious national department stores like Saks Fifth Avenue, Bergdorf Goodman, Neiman Marcus and Bloomingdales, as well as a select number of high-end specialty stores, mostly in North America. Through this distribution network, Lambertson Truex has amassed a loyal following of discerning clients all over the world. We believe there are significant opportunities for Samsonite to expand the geographic reach, product portfolio and clientele of the Lambertson Truex brand, and our strategy to accomplish this includes:



- opening retail stores in prestigious shopping areas starting with key cities in the United States;
- expanding the brand internationally in select countries; and
- leveraging the brand's cachet to enter new complementary product categories.

We have already started to execute this plan, and our first Lambertson Truex stores will open in Los Angeles and New York City in fiscal 2008. These new retail stores will not only bring the Lambertson Truex brand to a wider audience of discerning consumers, they will also provide the ideal platform to market new Lambertson Truex-branded products, categories and services, including a fully bespoke service for clients who want to create their own individual pieces.





Samsonite

BLACK LABEL





New Luxury in Travel

The Samsonite Black Label brand was launched in the Fall of 2005 and has swiftly propelled Samsonite into the worldwide market for luxury travel bags and accessories. Targeting the top 20 percent of consumers globally, Samsonite Black Label unites luxury materials, superior workmanship and unique designs to appeal to the dynamic lifestyle needs of the most sophisticated consumers around the world. These consumers increasingly view their luggage pieces as fashion accessories that directly reflect their individual personalities and tastes. Samsonite Black Label responds to this desire by offering a rich and diverse assortment of lifestyle products and product collections, each of which has its own distinct design sensibility. We emphasize the style traits of each collection through a wide range of efforts that are designed to engage the senses of our target consumers, creating an emotional connection between them and our merchandise. Regardless of the personalities they reflect, every Samsonite Black Label product brings an element of supreme luxury to the values on which Samsonite was founded – high-quality materials, meticulous craftsmanship, superior durability and exceptional functionality.



Exciting Collections

Throughout fiscal 2007, we added new dimension to Samsonite Black Label by launching a number of exciting collections that embody Samsonite's heritage of craftsmanship, individual style, luxury materials, superlative functionality and durability. Together these collections have created tremendous excitement among the world's media and influencers, proving that Samsonite Black Label has truly established itself as the choice of the travel connoisseur. They included:



Samsonite Black Label by Alexander McQueen – By combining the expertise of one of the world's most well-respected fashion designers with Samsonite's unrivaled knowledge of travel, we have created a unique collection that fuses nature and technology. Uniting patterns and shapes found in nature with innovative materials and designs, every piece of this bold collection is highly functional and truly individual.



Alta



Samsonite Black La[illegible]
by Alexander McQu[illegible]

Weekend Collections – In September 2007 Samsonite will start delivering two collections that position the [illegible] in an entirely new category – soft "weekend" bags.

Resort – Inspired by a Samsonite trunk from the 1930s, this collection marries the opulence and allure of yesteryear with modern functionality. The soft leather creates bags [illegible] eye-catching, polished brass hardware, woven leather handles and [illegible] art nouveau [illegible]

Adjusters – Creative Director Quentin Mackay's engineering expertise and design flair [illegible] unique collection of bags that expand [illegible] contents dictate, delivering both flexibility and style.

Fashionaire – In 1965 Samsonite set the fashion world alight with the release of [illegible] Fashionaire collection [illegible] was [illegible] luggage [illegible] both practical and stylish. In March 2007 we relaunched [illegible] reinvented [illegible] for the modern day, blending the chic, retro quality of the original design with a fresh modern style. The [illegible] collection is enhanced by a stunning [illegible] collaborations [illegible] designer Christine [illegible]

Signat – The Samsonite Signat attaché was the status symbol of the [illegible] 1960s executive. Inspired by [illegible] of the original, today's Signat artfully combines sophisticated style, contemporary design, the ultimate functionality [illegible] new mini sizes, flower print linings and a limited edition design by Matthew Williamson.

Couture – In the first half of fiscal 2008, we will launch Samsonite Black Label Co[illegible], enabling our customers [illegible] the first time to create unique, individual travel pieces that precisely reflect their personal [illegible]. Travelers will be [illegible] from an almost infinite assortment of exquisite exteriors, sumptuous leathers and [illegible] materials, which can [illegible] to deliver the ultimate manifestation of their desires.



Fashionaire

Resort

Exclusive Partnerships

Samsonite Black Label has demonstrated a deep commitment to innovation that has helped the brand to capture and hold the attention of the global fashion world. We maintain this edge by partnering with today's leading professional designers and trendsetters to create exciting new products with a modern flair. In November 2006, we followed up on our successful collaborations with Marc Newson and Matthew Williamson with the launch of the new Samsonite Black Label by Alexander McQueen collection, further reinforcing Samsonite Black Label's importance in the fashion world.

Pioneering Products

We also fuel innovation by regularly introducing original products that rely on unconventional materials and design concepts. A prime example is our X'Lite collection, which uses CURV®, a space-age composite material developed by our R&D team in partnership with outside researchers. CURV delivers an unmatched combination of lightweight strength and impact resistance that has made X'Lite the lightest, strongest Samsonite ever.

New Categories

During the year, we also leveraged our luggage expertise to penetrate new market segments, including luxury shoes and accessories. Designed in concert with leading Italian shoe designer, Alberto del Biondi, our Samsonite Black Label "Ultimate Travel Shoes" are formed from leather panels that are joined by a subtle seam of stretchable fabric and complemented by elastic laces, straps and linings. As the wearer's feet expand or contract during travel, the shoes expand or contract with them, enlarging by up to half a size. As attractive as they are innovative, Samsonite Black Label shoes provide wearers with superior comfort and impeccable style on their most demanding journeys. Our new Samsonite Black Label accessories include billfolds, wallets, credit card holders, key rings, agendas, purses and gift pieces that bring luxury to everyday life.



Copley Place – Bosto

[illegible]

core component of our strategy to build the Samsonite Black Label brand is to open dedicated retail stores in all of the ajor fashion capitals of the world. Having our own stores affords us an exceptional opportunity to define and shape ou rand image so we can continually strengthen our position in the luxury market. Like the brand itself, our Samsonite Blac abel stores project a luxurious, modern image that attracts today's most sophisticated globetrotters. The stores employ a ontemporary, open floor plan that provides the ideal platform for showcasing our products and affords us the opportunit st-market new items. Through an elegant atmosphere, artful displays and attentive personal service, the stores continuall ngage consumers' senses and reinforce Samsonite Black Label's premium image.

[illegible]

amsonite Black Label's position as a luxury brand is further reinforced by the locations of our stores, which are in the m xclusive shopping districts in the world. We fueled dramatic retail growth in fiscal 2007, opening 12 Company-operate ores in the most prestigious areas of high-octane world cities, including London, Berlin, Brussels, New York, San Francis oston, Moscow, Tokyo, Hong Kong, Seoul, Shanghai and Mumbai, among others. Our ability to open so many stores i uch a limited time is a clear testament to our Company's sharp focus on growth and our disciplined execution skills. As esult of our aggressive growth program, we significantly expanded the brand's reach, and Samsonite Black Label has nished the year with 18 Company-operated retail stores in the world's major fashion capitals.



Cheong Dam – Korea


A C K L A B E

Raffles – Singapore



Cheong Dam – Korea



Sloane Street –


Samsonite

[illegible]

As one of the original player[s] in the luggage industry, Samsonite has [a] long tradition of delivering products for people on the go, [...] by a name synonymous with travel for nearly a century. Over the years, our consistent commit[ment] to fulfilling the changing demands of travelers has made Samsonite the number-one selling luggage brand in the world, as well [as] one of the most highly recognized consumer brands today.

Samsonite's legacy is a pow[erful] asset, and we are building on it by employing a fresh [approach] to how we design, distribute and market our products to our [target] audience. The middle and upper middle income markets are [e]normous customer segments that have an extensive range of travel[ing] needs. To serve these segments, we continuously reinvent the [Sa]msonite brand, regularly renewing our products. With every new product and collection we introduce, we apply our [trade]mark innovation and our growing in-house design talents to de[liver] merchandise that offers contemporary styling, advanced materials and increasing functionality. Through this strategy, we are steadily upgrading the product portfolio and reputation of the Samsonite [b]rand, delivering value and quality to our customers and command[i]ng higher price points.

[illegible]

In fiscal 2007, we introduce[d a] variety of new products and collections, including:

Skywheeler – Skywheeler [co]mbines the latest in [...] technology to deliver ultima[te] lightness, as well as [outstand]ing strength and impact resistance.

X'ion – A sleek assortment [of] expandable softsides [...] constructed of lightweight, [...] tough material, X'ion offers contemporary styling for to[da]y's breed of female travelers.

Xego – This sophisticated [...] country collection enables travelers to make a range of ad[ju]stments to their luggage as they are on the move, ensuring a s[m]ooth and hassle-free journey.

Sensu – A lightweight collection [in]spired by one of [our] Creative Director Quentin Mackay's [...] trip in 2006, Sensu consists of unique foldable pieces that ensure [e]asy storage when not in use. The collection also includes the [w]orld's first foldable [...] underscoring our intense commitment to [in]novation.


Samsonite
1910





Graviton

X'ion

Skywheel



Bluewater – London

Graviton: Drawing on the fundamental industrial design principle of "form follows [illegible] ction," as well as [illegible] tough materials, Graviton is an assortment of hardside cases and attaché bags that offer exceptional [illegible] rability and statement styling.

Free-minder: An [illegible] collection of casual, comfortable [illegible] the [illegible] premium materials and a variety of functional features to [illegible] sophisticated travelers.

Samsonite Flights: A colorful collection of state-of-the-art hybrid cases, these [illegible] high-performance materials [illegible] combine the durability of hardside luggage with the versatility of softside luggage.

Silhouette 10: Inspired by modern cars, Silhouette 10 [illegible] featuring a new [illegible] system with a comfort handle that makes travel exceptionally convenient.

[illegible]

Since we were established, Samsonite has been renowned [illegible] innovation [illegible] the world for innovation [illegible] consistently leading the industry in the use of new materials and the development of [illegible] epts and designs. Over the years, our enduring commitment to innovation has earned us a reputation for high quality and [illegible] durability [illegible] continues to be the chief characteristic that distinguishes us in the luggage industry. Today, the S[illegible] msonite design team [illegible] Creative Director Quentin Manley, is creating a continuous pipeline of beautifully designed [illegible] products that have both practical and an emotional appeal to consumers.

[illegible]

Samsonite's history encompasses a litany of industry firsts, including the first molded [illegible] luggage sets, the first [illegible] locking systems and the first wheeled suitcases. To name but a few. Today [illegible] [illegible] in several [illegible] the industry pioneer in the use and development of [illegible] wheels [illegible] instead of two to provide greater stability and increased ease of motion. [illegible] of new, more stringent regulations regarding carry-on items, travelers are checking luggage more frequently than [illegible] cost, prompting many consumers to seek high-quality hardside pieces that can properly protect their belongings. [illegible] the hardside market is growing [illegible] in Asia and Europe, and Samsonite is working to capitalize on this growth [illegible] continuously developing new hardside materials that are attractive, durable and lightweight. In fiscal 2007, we launched Graviton, a new hardside collection that incorporates a raised ridge pattern and a unique suspension system to create a strong and highly functional product.

The softside segment remains a strong market in the United States, and we continue to innovate in this luggage area as well, utilizing high-performance materials and new designs that deliver increased convenience and enhanced functionality. In fiscal 2007, we launched Xion, a sleek line of wheeled softside products designed primarily for the needs and tastes of women. We also continued to take the Samsonite brand on a journey up market, introducing a number of premium new collections, including Valiance and Villea.

Category Diversification

In addition to being a market leader in the luggage industry, Samsonite is also a strong player in other market segments, including accessories backpacks, duffel bags and handbags. In fiscal 2007, we continued to develop new lifestyle products, introducing business cases and briefcases for everyday use, including Proteo, a laptop carrying case that employs our patent pending Laptop Shock Absorber technology. We also entered the outdoor arena through the launch of X+II, a rugged collection of gear for the adventurous traveler.

Developing Our Retail Channel

As one of our most valuable corporate assets, we must continually develop and promote the Samsonite brand. One of the ways we accomplish this is by opening dedicated Samsonite retail stores where we can define and emphasize the brand's image and maintain its integrity. Our store presence is also a valuable tool to upgrade the Samsonite brand image among the hundreds of retailers who distribute our products around the world. By clarifying our brand proposition and showing our products to their best advantage, our retail stores help to anchor our message to these distributors and reinforce our brand's positioning within the market. Our retail stores also provide the ideal forum for us to launch new collections and test-market new merchandise categories.

In fiscal 2007, we rolled out a distinctive new concept for our Samsonite stores, based on that of our Samsonite Black Label stores, but with softer, warmer colors and a more casual environment. The store concept utilizes a contemporary, open floor plan that is attractive, easy to navigate and affords ready access to our products. In keeping with our brand positioning, we locate our Samsonite stores in high-traffic malls and shopping districts in cities with demographics that align with our target audience. During the year, we opened our first global concept


Samsonite
Sing Vivo Mall - Singapore


Shanghai


Samsonite
Bangkok - Thailand


Sing Vivo Mall - Singapore





store in [illegible] Bluewater Mall. We followed this by opening 24 more [illegible] in such cities as [illegible] Manchester, [illegible] among others. We closed the year with an overall total of [illegible] company-operated [illegible] stores around the world, including 34 company-operated stores dedicated to the [illegible] brand.

[illegible]gy

We also drive [illegible] growth through our "shop-in-shop" strategy [illegible] dedicated Samsonite [illegible] environments within the [illegible] areas of major department stores around the world. [illegible] strategy gives our products greater visibility than they would otherwise have on the selling floor, and it provides us with [illegible] consistent platform to use in cultivating awareness of our brand's image among consumers. We have experienced great success with this strategy [illegible] in the rapidly growing Asian market, and we currently have more than [illegible] franchise stores around the world.

Another important facet of our retail distribution program is franchising. [illegible] program enables us to [illegible] enter new markets by partnering with local retailers to develop dedicated Samsonite [illegible] locations. We currently have franchise agreements with 230 retailers worldwide, and we have [illegible] in Asia, where the luggage market is highly fragmented. We view franchising as an excellent growth [illegible] retail [illegible] the Samsonite brand in additional markets, and we are intent on expanding this program in the [illegible].

[illegible]

[illegible] our Samsonite [illegible] advertising campaign [illegible] Samsonite [illegible] [illegible] with [illegible] products that reflect their own lifestyles [illegible] emotional [illegible] with our merchandise. For example, Virgin Atlantic Chairman and [illegible] Sir Richard Branson [illegible] the dependable quality and casual styling of our Pro DLX collection. Renowned [illegible] [illegible] emphasizes the [illegible] of our Graviton line. [illegible] Patrick [illegible] highlights [illegible] and excellent quality of our Silhouette 10 collection. This campaign has been a [illegible] successful element [illegible] initiative, and we plan to continue to explore new executions of [illegible] in the coming [illegible].

The Samsonite brand has resonated with consumers around the world as a symbol of quality and durability for nearly 100 years. Our concerted efforts to [illegible] [illegible] these years have [illegible] [illegible] to drive brand awareness as well as [illegible] global scale [illegible] [illegible] we are intent on continuing these efforts. At the same time, we are committed to [illegible] our industry expertise, innovation and design strength to a growing range of new product segments that [illegible] lifestyle needs of today's consumers.


Samsonite
SUCCESS is how well you NAVIGATE the demands around you


Samsonite
CHARACTER
IDENTITY.


Samsonite
Life's a Journey
TRACK.
TURNS

AMERICAN TOURISTER®





The True Meaning of Value

Like Samsonite, American Tourister has a proud history of developing high-quality luggage that can withstand the rigors of travel. American Tourister was started in 1933, shortly after travel had become a mainstream activity that was affordable to a broad consumer audience. As a result of this shift, entrepreneur Sol Koffler saw a need for travel pieces that were both strong and inexpensive, so he set out to build a tough suitcase that he could sell for a dollar. Not only did Koffler succeed, but in the process he built what has become one of the most highly recognized brand names in the United States. Today, American Tourister continues to appeal to travelers worldwide as a provider of exceptionally durable luggage for an affordable price.

Going Global

In 1993, Samsonite acquired American Tourister, seeing a strong synergy between the two companies based on our mutual heritage in the luggage industry and our fundamental commitment to delivering high-quality products. This acquisition strengthened our position in the value market and provided us with a solid platform for continued growth. We have made great progress in leveraging this platform. Starting in fiscal 2005, we expanded the American Tourister brand to Europe and Asia where it enjoyed resounding success. We are supporting our European expansion through several communications initiatives, which link American Tourister with a number of low-cost European airlines, including easyJet, Germanwings, LTU and Ryanair. We are leveraging this platform to underscore American Tourister's enduring commitment to delivering durable, high-quality merchandise at affordable prices.

Looking to the Future

As we move ahead, we plan to expand the American Tourister line with the addition of smartly designed products that stand out in the value market. We also intend to continue to introduce the brand to new markets, reinforcing its status as a leader among value-conscious consumers around the world.


AMERICAN TOURISTER
Quality





LACOSTE.

The Lacoste Journey

The Lacoste fashion empire was established in 1933 when tennis legend Renee Lacoste developed a line of high-quality shirts for tennis, golf and sailing. Like Samsonite, Lacoste was an innovator from the start. Where sports shirts of the time were made of woven material, Lacoste shirts were constructed of a lightweight knitted fabric that offered wearers superior comfort and mobility. Moreover, Lacoste emblazoned every article of clothing he produced with his personal symbol of a crocodile. Lacoste's unconventional use of a logo on the outside of garments was a fashion first that quickly took hold, and by 2006, more than 50 million Lacoste-branded items were sold annually in more than 160 countries.

Samsonite and Lacoste joined forces in 2000, signing a worldwide license agreement for Lacoste leather goods. Together, we have developed several successful lines of leather goods and travel items that reflect our shared values – innovation, dedication to quality, excellent craftsmanship and commitment to style. We are driving the growth of the Lacoste line by expanding our product assortment, extending our reach into new markets, and implementing our "shop-in-shop" program through which we use proprietary display structures to create dedicated areas for our Lacoste merchandise within major department stores throughout the world.


LACOSTE









Xtreme Performance


Timberland
Timberland
Timberland

City Boundary



Traveler II

The Timberland Journey

Timberland is one of the leading global lifestyle brands in the footwear market, with a reputation for developing some of the most rugged, high-performance shoes for outdoor pursuits in the industry. Timberland's roots date back to 1918, when founder Nathan Swartz began learning the craft of making fine shoes by hand. Over the years, his expertise grew, and soon Swartz had established a family-owned boot-making business. Innovation was one of the young company's core values, and in the 1970s it introduced injection-molding technology to the footwear industry. By fusing soles to leather uppers without stitching, this technology produced one of the first truly waterproof boots ever manufactured. Over the years, Timberland has grown into an international lifestyle brand, extending its expert craftsmanship, innovation and reputation for durability to a broad range of products, including premium footwear, apparel and accessories.



Timber Kids

At the close of fiscal 2006, Samsonite and Timberland announced a worldwide license agreement for Samsonite's Global Licensing Division to develop Timberland–branded backpacks, duffel bags, travel gear, accessories and wheeled luggage. In fiscal 2007, we completed the global launch of our first Timberland collection, including an assortment of lightweight items for outdoor use that are durable, shock-absorbent and weather-resistant. These products have been well-received by consumers around the world, and we are committed to securing new distribution channels, developing new products and executing new marketing strategies to fuel the continued growth of our Timberland licensing program.



Urban

Selected Financial Data

The selected historical consolidated financial information presented below is derived from our audited consolidated financial statements and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and related notes thereto included elsewhere in this Form 10-K.

	Year ended January 31,				
	2007	2006	2005	2004	2003
	(in thousands, except per share amounts)				
Statement of Operations Data					
Net sales	**$1,070,393**	966,886	902,896	776,451	752,402
Gross profit	**$ 545,942**	470,381	417,014	347,907	321,294
Gross margin percentage	**51.0%**	48.7%	46.2%	44.8%	42.7%
Operating income	**$ 79,840**	73,035	65,735	67,690	68,739
Net income (loss) before cumulative effect of an accounting change	**$ (8,229)**	13,321	(9,698)	2,751	(2,455)
Cumulative effect of an accounting change	**$ 1,391**	—	—	—	—
Net income (loss)	**$ (6,838)**	13,321	(9,698)	2,751	(2,455)
Preferred stock dividends	**$ (138,386)**	(14,831)	(13,683)	(31,055)	(42,837)
Net loss to common stockholders	**$ (145,224)**	(1,510)	(23,381)	(28,304)	(45,292)
Weighted average common shares outstanding—basic and diluted	**266,665**	226,587	224,764	122,842	19,863
Loss per common share—basic and diluted	**$ (0.54)**	(0.01)	(0.10)	(0.23)	(2.28)
Balance Sheet Data (as of end of period)					
Cash and cash equivalents	**$ 78,548**	85,448	56,378	29,524	22,705
Property, plant and equipment, net	**$ 103,999**	89,100	98,810	114,471	112,895
Total assets	**$ 651,125**	567,251	563,083	501,888	493,664
Long-term obligations (including current installments)	**$ 489,819**	297,832	338,841	327,567	423,155
Stockholders' deficit	**$ (222,274)**	(51,213)	(56,342)	(29,385)	(470,447)
Cash dividend declared per common share	**$ 0.23**	—	—	—	—

During fiscal 2007, the Company made a $175.0 million Distribution to common and preferred shareholders and dilution adjustment payments to certain holders of the Company's stock options, retired $174.7 million of its outstanding 8⅞% Senior Subordinated Notes due 2011 and €85.3 million (equivalent to $112.5 million on the payment date) outstanding Floating Rate Notes. The Company accrued $6.2 million in additional convertible preferred stock dividends through June 15, 2007 as part of the Distribution. In connection with the Distribution and note retirements, approximately $2.6 million in expenses related to the transactions were charged to SG&A in fiscal 2007 and $22.5 million of tender and call premiums and the write-off of deferred financing costs were charged to Other Income (Expense) during fiscal 2007. In connection with the Distribution to finance these transactions, the Company entered into a new senior credit facility consisting of a $450 million senior secured term loan facility and an $80 million senior secured revolving credit facility including a letter of credit sub-facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

The Company has implemented various restructuring plans and incurred restructuring charges in each of its fiscal years 2003 through 2007, which may affect the comparability of the selected historical consolidated financial information presented above, and the comparability of such information to future years' financial information. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of the fiscal 2007, 2006 and 2005 restructurings.

This discussion summarizes the significant factors and events affecting results of operations and the financial condition of the Company for each of the three years ended January 31, 2007, 2006 and 2005 and should be read in conjunction with the selected financial data and the consolidated financial statements of the Company and notes thereto included elsewhere herein. References to a fiscal year denote the calendar year in which the fiscal year ended; for example, "fiscal 2007" refers to the 12 months ended January 31, 2007 (or December 31, 2006 in the case of foreign operations). The Company's operations consist primarily of the design, manufacture and distribution of luggage, as well as business, computer, outdoor, casual bags and footwear and the operation of retail stores throughout the world. We sell our products under a number of brand names, primarily *Samsonite Black Label®*, *Samsonite®*, and *American Tourister®*, as well as *Lambertson Truex®*, and licensed brand names including *Lacoste®* and *Timberland®*. The Company also licenses its brand names and is involved with the design and sale of footwear. The discussion is organized under the following headings: Fiscal 2007 Cash Distribution, Executive Overview, Results of Operations, Liquidity and Capital Resources, Off-Balance Sheet Financing and Other Matters, Critical Accounting Policies and New Accounting Standards.

Fiscal 2007 Cash Distribution

During fiscal 2007, the Company made a special cash distribution to stockholders in an aggregate amount of $175.0 million (the "Distribution"), consisting of dividends of $53.3 million on the Company's common stock, dividends of $116.1 million paid in respect of dividend participation rights of the Company's then outstanding convertible preferred stock, and dilution adjustment payments of $5.6 million to the holders of certain of the Company's outstanding stock options. In connection with the Distribution, the Company entered into a new senior credit agreement, consisting of a $450.0 million term loan facility and an $80.0 million revolving credit facility, and completed tender offers (the "Tender Offers"), for its $164.9 million outstanding Senior Subordinated Notes due 2011 (the "Senior Subordinated Notes"), and €100.0 million (or approximately $131.6 million) outstanding Floating Rate Senior Notes due 2010 (the "Floating Rate Notes"). The proceeds of the term loan facility, together with a portion of the proceeds of the revolving credit facility and cash on hand, were used to finance the Distribution and to retire the $164.7 million aggregate principal amount of Senior Subordinated Notes and €85.3 million (or approximately $112.5 million) aggregate principal amount of Floating Rate Notes that were purchased pursuant to the Tender Offers. On February 1, 2007, after the end of fiscal 2007, the Company redeemed and retired an additional €14.5 million (or approximately $19.1 million) aggregate principal amount of the Floating Rate Notes. Pursuant to the terms of the certificate of designation governing the convertible preferred stock, the Distribution resulted in the acceleration of the accrual of dividends on the convertible preferred stock through June 15, 2007. During fiscal 2007, the Company accrued additional dividends of $6.2 million as a result of this acceleration.

In connection with the retirement of the Senior Subordinated Notes and the Floating Rate Notes, the Company incurred cash tender premiums totaling approximately $16.9 million that were charged to Other Expense. The Company also incurred legal and advisory expenses related to the Distribution of approximately $1.8 million that were charged to Selling, General and Administrative ("SG&A") expenses and costs related to the origination of the new credit facility of approximately $6.2 million that were deferred and will be amortized to interest expense over the term of the new credit facility. Deferred financing costs of $5.2 million related to the retired debt were also charged to Other Expense. Out of the total $175.0 million Distribution, $174.2 million was charged to Accumulated Deficit and $0.8 million, which related to additional stock compensation expense for stock options calculated under applicable accounting standards, was charged to SG&A expenses.

Executive Overview

The Company had significantly improved results for fiscal 2007 compared to the prior year. The Company believes these results were achieved as a result of the continuing execution of its strategic plan.

The Company's business plan involves the following strategies:

- Increasing sales by positioning Samsonite as an elite, lifestyle brand through enhancing product assortment, acquiring complementary brands, expanding geographically, expanding our retail store operations, pursuing new product categories and increasing investment levels in high-impact brand promotional activities.

- Increasing gross profit margins by assuring that new product introductions carry higher margins than the products they are replacing, expanding Samsonite's presence in the higher price-point and higher margin luxury segment of the market, making price increases where possible, continuing the sourcing versus manufacturing rationalization and optimization and leveraging economies of scale in our supply chain to generate efficiencies and lower fixed costs.

- Controlling and refocusing SG&A expenses away from non-sales generating expenses in general and administrative costs to growth generative investments in brand support and promotion and retail expansion.
- Improving cash flow through enhancements in operational performance and a reduction in working capital levels achieved by streamlining product lines, optimizing inventory levels and aggressively managing customer credit and vendor payment terms.
- Focusing capital expenditures on growth generative investment opportunities.

Consolidated revenues for the year ended January 31, 2007 increased to $1,070.4 million from $966.9 million in the prior year, an increase of $103.5 million, or 10.7%. The increase in revenues resulted primarily from increases in sales of *Samsonite Black Label* products and products sold under the *Lacoste* and *Timberland* licensed brand names, the expansion of the Company's worldwide retail store operations, the acquisition of a majority interest in Lambertson Truex, LLC, an American accessories business focused on the luxury market, the acquisition of a majority interest in joint ventures in Thailand and Australia and strong global economic conditions. The revenues increase was also driven by increased spending on brand and product support, with global sales and advertising spending increasing to $77.5 million in fiscal 2007 from $70.8 million in the prior year. The Company's U.S. retail store operations, which are predominantly factory outlet stores, experienced a decline in sales due to an overall trend towards lower sales in rural markets and a reduction in the total number of factory outlet stores that we operate.

Operating income increased to $79.8 million in fiscal 2007 from $73.0 million in fiscal 2006, an increase of $6.8 million, or 9.3%. Execution of the Company's strategic plan to improve margins resulted in a 230 basis point increase in gross profit margins to 51.0% in fiscal 2007 from 48.7% in the prior year. Consolidated gross profit was $545.9 million in fiscal 2007 compared to $470.4 million in the prior year, an increase of $75.5 million, or 16.1%. Operating income is calculated after deduction for restructuring charges and expenses of $5.5 million and $11.2 million and asset impairment charges of $1.6 million and $5.5 million during fiscal 2007 and fiscal 2006, respectively. In fiscal 2007, these charges related primarily to the planned closure of the Company's Denver, Colorado facilities and related consolidation of its corporate functions in its Mansfield, Massachusetts office, the planned relocation of distribution functions from the Company's Denver, Colorado facilities to the southeast region of the U.S., and the closure of the Company's European subsidiary's softside manufacturing plant in Samorin, Slovakia. Consolidated SG&A was 42.9% of sales in fiscal 2007 compared to 39.4% in fiscal 2006 and increased by $78.3 million in absolute terms primarily because of increased variable expenses associated with higher sales levels, expansion of worldwide retail store operations, and the opening of the Company's executive office in London. The SG&A increase from the prior year includes increased advertising and promotion expenses of $6.7 million, increased expenses related to the implementation of the new global SAP system of $3.7 million, expenses of $6.1 million related to the write-off of deferred stock offering costs related to a postponed secondary stock offering and $1.8 million of expenses associated with the Distribution. SG&A for fiscal 2007 includes the effect of adopting Statement of Financial Accounting Standards 123 (revised 2004), *Share-Based Payment* ("SFAS 123R") and includes $7.0 million in stock compensation expense recognized under the provisions of SFAS 123R. The net loss to common stockholders was $145.2 million in fiscal 2007 compared to $1.5 million in the prior year.

The Company also made progress in reducing the number of SKU's (stock keeping units) associated with its core product lines, reducing the level of days outstanding for accounts receivable, and extending payment terms to suppliers. In absolute dollar terms and adjusted for translation rates from last year to this year, both inventory and receivables have increased because of the expanded *Lacoste* and *Samsonite Black Label* product lines and higher sales levels. Net working capital (accounts receivable plus inventory less accounts payable) increased in fiscal 2007 by approximately $18.1 million primarily because of higher accounts receivable and inventory balances; however, average net working capital efficiency (average net working capital divided by sales), a measure of efficient working capital deployment, declined 123 basis points in fiscal 2007 to 15.4%. At January 31, 2007, the Company had cash on hand of $78.5 million and total debt of $501.9 million. This compares to cash on hand of $85.4 million and total debt of $307.2 million at January 31, 2006. Subsequent to the end of fiscal year 2007, the Company redeemed additional Floating Rate Notes, reducing total debt and cash by $19.1 million.

The Company plans to continue execution of its strategic business plan and believes it has significant opportunities for future improvements to consolidated sales, margins and working capital. Key challenges the Company faces in executing its strategic plan in fiscal 2008 include the following:

- Accelerating growth in the luxury luggage and casual bag markets through the *Samsonite Black Label, Lambertson Truex, Lacoste* and *Timberland* brand names by focusing on product innovation, category diversification and retail expansion.
- Introducing and developing Lambertson Truex's own retail concept, as a complement to the Company's continuing premium and selective distribution strategy.
- Launching *Samsonite Black Label* footwear in select markets in preparation for a broader expansion in the future.
- Clarifying the *Samsonite* brand positioning by reinforcing the brand's high and mid-end product lines.
- Continuing to expand the *American Tourister* brand in Europe and Asia.
- Continuing our plan to open *Samsonite Black Label* and *Samsonite* retail stores.
- Executing direct entries into markets where we are negotiating new joint ventures.
- Continuing to improve gross margins by introducing new products at higher gross margins than the products they are replacing, improving supply chain logistics, including better economies of scale and further reducing fixed manufacturing costs.
- Completing our supply chain organizational migration and initiating a preferred vendors program.
- Implementing the SAP system globally.

The successful execution of the Company's strategic business plan is subject to the risks and uncertainties as described elsewhere herein under Item 1A. Risk Factors in the Company's Annual Report on Form 10-K for the year ended January 31, 2007.

Results of Operations

For purposes of this management's discussion and analysis of operations, we are analyzing our net sales and operations as follows: (i) "Europe" operations, which include European sales, manufacturing and distribution, wholesale and retail operations; (ii) the "North America" operations, which include U.S. Wholesale, U.S. Retail, Canada operations and the operations of Lambertson Truex, LLC, which were acquired in fiscal 2007; (iii) "Latin America" operations, which include operations in Mexico, Brazil, Argentina and Uruguay; (iv) "Asia" operations, which include the sales, manufacturing and distribution operations in India, Hong Kong, China, Singapore, South Korea, Japan, Taiwan, Thailand, Malaysia and Australia; and (v) Other Operations which include certain licensing activities and Corporate headquarters. In May 2006, the Company opened a London office where its Chief Executive Officer and certain other key executives are located.

Fiscal 2007 Compared to Fiscal 2006

Net Sales. The following is a summary of the Company's revenues by geographic area:

	Year ended January 31,	
	2007	2006
	(in millions)	
Europe	**$ 448.4**	417.4
North America	**377.5**	363.9
Asia	**182.8**	127.7
Latin America	**48.2**	41.8
Other	**13.5**	16.1
Total	**$1,070.4**	966.9

On a U.S. dollar basis, sales from European operations increased to $448.4 million in fiscal 2007 from $417.4 million in fiscal 2006, an increase of $31.0 million, or 7.4%. Changes in currency translation rates from fiscal 2006 to fiscal 2007 had the effect of increasing reported European sales by $6.3 million. Expressed in the local European currency (euros), fiscal 2007 sales increased by 5.9%, or the U.S. constant dollar equivalent (calculated using the prior year average translation rate) of $24.7 million, from fiscal 2006. The increase in European sales is due primarily to the larger selection of products offered by the Company and the diversity of channels through which such products are sold, which contributed to an approximately 5.7% increase in sales, and an increase in prices implemented since the prior year which contributed to an approximately 3.4% increase in sales. These increases were offset by a 3.2% decline in overall volume of units sold. Increased sales (expressed in constant dollars to eliminate the effect of euro exchange rate changes on year-to-year comparisons) of *American Tourister* products, *Samsonite Black Label* products and Lacoste products contributed $14.5 million, $5.7 million and $5.5 million, respectively, to the increased European sales in fiscal year 2007, and the introduction of *Timberland* products to the Company's brand portfolio contributed an additional $4.9 million to the increase in European sales. An increase in sales from Company-operated retail stores also contributed to the sales increase in Europe due primarily to an increase in the number of stores in Europe during fiscal year 2007. The Company had over 50 Company-owned retail stores open throughout Europe at the end of fiscal 2007, including Samsonite Black Label stores.

Sales from the North America operations increased to $377.5 million in fiscal 2007 from $363.9 million in fiscal 2006, an increase of $13.6 million, or 3.7%. The Company acquired a majority interest in Lambertson Truex, LLC, in the second quarter of fiscal 2007, which contributed $4.6 million to the increase in North American sales compared to the prior year.

U.S. Wholesale sales for fiscal year 2007 increased to $238.0 million from $227.3 million in fiscal year 2006, an increase of $10.7 million, or 4.7 per cent. Sales of *Lacoste* products, which were introduced in fiscal year 2006, contributed $2.4 million to the increased U.S. Wholesale sales in fiscal year 2007, and the introduction of *Timberland* products in fiscal year 2007 contributed an additional $1.7 million to the increased U.S. Wholesale sales. Sales through traditional distribution channels (specialty and department stores) increased by $6.5 million over the prior year, and sales through the mass merchant and warehouse club channels each increased $2.4 million over the prior year. These increases were offset somewhat by lower sales through the exclusive label and computer/superstore channels.

U.S. Retail sales decreased to $116.9 million in fiscal 2007 from $119.3 million in fiscal 2006, a decrease of $2.4 million, or 2.0%. In our Company-operated retail stores, comparable store sales for fiscal 2007 decreased by 1.6%. Comparable store sales decrease s calculated by dividing aggregate sales for stores open for each full month in the current year by aggregate sales for the same stores open for the corresponding full month in the prior year. Stores must be open for 13 months before they are included in the calculation. Relocated stores (within the same mall location) and remodeled stores are included in the computation of comparable store sales. When a store is closed, its sales are no longer included in the comparable store calculation. The Company believes that the U.S. Retail store sales (which are comprised primarily of factory outlet stores) continue to be depressed by a trend toward lower store sales in rural markets and a reduction of the total number of factory outlet stores that we operate. The Company had 178 stores open throughout the U.S. at the end of fiscal 2007, including three Samsonite Black Label stores, compared to 189 stores open at the end of the prior year. The Company continuously evaluates individual store profitability and does not renew outlet store leases when the location and results are not a strategic fit with the Company's retail strategy. As part of the Company's strategy of opening Samsonite Black Label stores in large market, fashion oriented international shopping districts, the Company opened three Samsonite Black Label stores in the U.S. in fiscal 2007 including stores on Madison Avenue in New York, Union Square in San Francisco and Copley Place in Boston.

Canadian sales increased to $18.0 million in fiscal 2007 from $17.3 million in fiscal 2006, an increase of $0.7 million, or 4.0%.

Sales from Asian operations increased to $182.8 million in fiscal 2007 from $127.7 million in fiscal 2006, an increase of $55.1 million, or 43.1%. The Company acquired majority interests in joint ventures in Australia and Thailand in the second quarter of fiscal 2007, which contributed $9.5 million and $4.1 million, respectively, to the increase in Asian sales over the prior year. Sales in all countries in the Asian operating region increased during fiscal 2007, except for Malaysia which had a slight decline in sales. The increase in sales was primarily driven by economic growth in this region and the expansion of Company-owned retail store operations in Asia. The countries in which sales grew most significantly were India, China, Japan, Hong Kong and South Korea, which had increased sales of $12.4 million, $8.9 million, $7.2 million, $4.5 million and $3.2 million, respectively (excluding the effect of local currency exchange rate changes compared to the U.S. dollar). Changes in exchange rates of the various Asian currencies increased sales in U.S. dollars by $2.8 million compared to the prior year primarily due to the increase in the value of the South Korean won relative to the U.S. dollar.

Sales from Latin American operations increased to $48.2 million in fiscal 2007 from $41.8 million in fiscal 2006, an increase of $6.4 million, or 15.3%, due in part to increased sales of *Lacoste* branded products. Although all of the Latin American countries in which we operate had increased sales over the prior year, the most significant increase was in Mexico, with a $2.9 million increase over the prior year due to expanded distribution channels and the introduction of *Lacoste* and *Samsonite Black Label* products.

Other revenues, comprised primarily of licensing revenues, declined to $13.5 million in fiscal 2007 from $16.1 million in fiscal 2006, a decline of $2.6 million, or 16.1%, primarily because revenues received in the prior year included $3.2 million from a one-time sale of certain apparel tradename rights.

Gross Profit. The Company includes the following types of costs in cost of goods sold: direct product purchase and manufacturing costs, duties, freight-in, receiving, inspection, internal transfer costs, and procurement and manufacturing overhead. The Company includes the following types of costs in SG&A: warehousing, order entry, billing, credit, freight-out, warranty, salaries and benefits of administrative and sales personnel, rent, insurance, taxes, office supplies, professional fees, travel, communications, advertising, investor relations, public company expenses and other expenses of a general and administrative nature not directly related to the cost of acquiring or manufacturing its products. Other comparable companies may include warehousing, freight-out and other types of costs that the Company includes in SG&A in cost of goods sold. The Company had combined warehousing and freight-out expenses of $57.4 million and $56.4 million during fiscal 2007 and 2006, respectively.

Consolidated gross profit in fiscal 2007 was $545.9 million compared to $470.4 million in fiscal 2006, an increase of $75.5 million. Consolidated gross margin as a percentage of sales increased by 230 basis points to 51.0% in fiscal 2007 from 48.7% in fiscal 2006.

Gross margins for Europe increased to 50.9% in fiscal 2007, from 47.5% in the prior year period, an increase of 340 basis points. Gross margin percentages increased for the year due primarily to sales price increases in the first and third quarters of fiscal 2007, lower fixed manufacturing costs from prior year operational restructurings, increased sales of higher margin products, such as *Samsonite Black Label, Lacoste* and *Timberland* products, and expansion of the European retail division, which provides higher gross profit margins as a percentage of sales.

Gross margins for North America increased to 43.7% in fiscal year 2007 from 43.2% in the prior year, an increase of 50 basis points. This increase reflects an increase in U.S. Wholesale gross margin percentage to 34.1% in the current year from 33.5% in the prior year, which is primarily a result of the introduction of new product categories with higher margins. U.S. Retail gross profit margins increased to 63.5% in fiscal 2007 compared to 61.5% in fiscal 2006, due primarily to price increases and sales of higher margin products.

Gross margins for Asia increased to 62.6% in fiscal 2007 from 60.5% in the prior year, an increase of 210 basis points. The increase is due primarily to sales of higher margin products such as *Samsonite Black Label* and *Lacoste* and the increase in Company operated retail store sales.

Gross margin for Latin America increased to 54.3% in fiscal 2007 from 51.7% in the prior year, an increase of 260 basis points. The increase was primarily due to price increases and a sales mix of products with higher margins.

Selling, General and Administrative Expenses. Consolidated SG&A in fiscal 2007 was $459.5 million compared to $381.2 million in fiscal 2006, an increase of $78.3 million, or 20.5%. The Company includes warehousing and freight-out costs in SG&A expenses, while comparable companies may include such costs in costs of goods sold. For fiscal 2007 and fiscal 2006, the Company had warehousing and freight-out expenses of $57.4 million and $56.4 million, respectively. As a percent of sales, consolidated SG&A increased to 42.9% in fiscal 2007 from 39.4% in fiscal 2006. Consolidated advertising and promotional expenses increased to $77.5 million (7.2% of sales) in fiscal 2007 from $70.8 million (7.3% of sales) in fiscal 2006.

SG&A for Europe increased to $165.5 million in fiscal 2007 compared to $140.5 million in fiscal 2006, an increase of $25.0 million. Without taking into account the exchange rate effect, European SG&A expense increased $22.6 million in fiscal 2007 compared to the prior year. The increase is due primarily to increased expense related to the expansion of the European retail store business, increased advertising expense, increased selling expense in support of higher sales in new distribution channels and new product categories and higher provision for doubtful accounts due to a bad debt write-off in fiscal 2007. Additionally, prior year SG&A was reduced by a credit for the recovery of $1.1 million as compensation for a claim.

SG&A for North America increased to $140.9 million in fiscal 2007 compared to $128.6 million in fiscal 2006, an increase of $12.3 million, or 9.6%, due to increased advertising expense, an increase in selling and marketing expenses including expenses for *Lacoste* and *Timberland* products, higher rent expense primarily associated with the *Samsonite Black Label* stores and additional depreciation expense including the impact of the accelerated depreciation on the Company's legacy systems as a result of the implementation of the SAP system in North America.

SG&A for Asian operations increased to $75.9 million in fiscal 2007 compared to $58.9 million in fiscal 2006, an increase of $17.0 million, or 28.9%. Without taking into account the exchange rate effect, Asian SG&A expense increased $16.0 million, or 27.2%, as compared to the prior year. SG&A for the Company's joint ventures in Thailand and Australia, which were acquired in fiscal 2007, contributed

$2.0 million and $2.7 million, respectively, to the increase. SG&A for Asian operations increased primarily due to the increase in sales volumes in that region, and due to the expansion of Company-owned retail store operations in Asia. SG&A as a percentage of sales decreased to 41.5% in fiscal 2007 from 46.1% in fiscal 2006. Advertising and promotional expense for Asian operations declined by $1.1 million.

SG&A for Latin American operations increased to $19.3 million in fiscal 2007 compared to $17.1 million in fiscal 2006, an increase of $2.2 million due primarily to higher advertising, marketing and development costs.

SG&A for the corporate headquarters and licensing increased to $57.9 million in fiscal 2007 compared to $36.1 million in fiscal 2006, an increase of $21.8 million. This increase in SG&A is due primarily to the write-off of deferred stock offering costs of $6.1 million related to a postponed secondary offering in fiscal 2007, an increase in SAP implementation costs of $3.6 million, an increase of $1.8 million in transaction costs associated with the Company's new senior credit facility entered into on December 20, 2006, and increased stock compensation costs of $1.5 million. The remainder of the increase is due primarily to increased overhead associated with the opening of the executive office in London.

Provision for Restructuring Operations and Asset Impairment Charge. During fiscal 2007, the Company recorded restructuring charges in its European and U.S. operations totaling $3.8 million, asset impairment charges of $1.6 million, and $1.7 million of restructuring related expenses that are included in cost of goods sold (inventory writedowns, consulting expenses and other). During the prior year, the Company recorded restructuring charges totalling $11.2 million and asset impairment charges of $5.4 million, primarily in its European operations, including $1.2 million of restructuring related expenses that were included in cost of goods sold.

The fiscal 2007 European restructuring charge relates to the closure on June 30, 2006 of the Company's softside manufacturing plant in Samorin, Slovakia. The closure was the result of the Company's continuing consolidation of its softside manufacturing capacities and its transition from sourcing manufactured products through Company-owned and operated facilities to sourcing manufactured products from third-party manufacturers. The Company recorded a provision for restructuring operations of $1.3 million for employee severance costs, which relates to the approximately 360 employees who worked at the plant, and an asset impairment charge of $1.6 million, which relates to the writedown of real estate, machinery and equipment associated with the plant. The Company estimates that the sale of the plant will result in the elimination of annual fixed manufacturing overhead of approximately $1.1 million, which includes $0.4 million of depreciation expense. From past experience, plant restructuring and outsourcing activities have had a favorable impact on our unit product costs. We expect similar effects on product costs in the future as a result of continued restructurings and outsourcing manufacturing. The impact on future gross margins is difficult to quantify as margins are affected not only by costs but also by economic conditions, consumer preferences and demand for products and competition, all of which influence product pricing.

The fiscal 2007 U.S. restructuring charge relates to the planned closure of the Company's Denver, Colorado facilities, consolidation of its corporate functions in its Mansfield, Massachusetts office and planned relocation of distribution functions to the southeast region of the U.S. The Company expects the consolidation and relocation to be completed by April 30, 2008. In connection with the consolidation and relocation, the Company expects to incur severance and retention costs of approximately $3.7 million relating to approximately 210 employees who will be affected by the relocation and consolidation. The severance and retention costs are being accrued monthly over the expected period employees must remain employed in order to receive severance and retention benefits. During fiscal 2007, severance and retention benefits of $2.5 million were accrued. The Company also expects that it will incur approximately $3.0 million of costs for new employee training, employee relocation and recruiting and expenses of moving inventory and distribution systems, and these costs are expected to be expensed as they are incurred.

The fiscal 2006 European restructuring charge relates to the restructuring of the Company's Henin-Beaumont, France facility (the "H-B site"). A restructuring charge of $8.6 million was recorded for the sale of the H-B site and related restructuring costs. The Company also incurred legal and consulting costs of approximately $1.2 million related to the sale of the H-B site that were included in cost of goods sold for fiscal 2006. An asset impairment charge of $5.4 million was recorded upon the decision to sell the H-B site for the write-off of the net book value of the H-B site property, plant and equipment sold (see Note 17 to the Consolidated Financial Statements included elsewhere herein). Also, during fiscal 2006, the Company relocated its softside development center from Torhout, Belgium to its Oudenaarde, Belgium location and eliminated the remaining positions at its Tres Cantos, Spain manufacturing facility. The Company recorded a restructuring charge of $1.4 million during fiscal 2006 related to severance obligations for 18 employees terminated as a result of these actions.

Interest Expense and Amortization of Debt Issue Costs and Premium. Interest expense declined to $30.3 million in fiscal 2007 from $30.5 million in fiscal 2006. The decline in interest expense is due to lower amortization of debt issue costs during fiscal 2007 compared to fiscal 2006. See also "Executive Overview" which describes a series of transactions consummated in December 2006 and January 2007 that changed the Company's capital structure.

During fiscal 2006 the Company retired $30.1 million of the Senior Subordinated Notes. In connection with the retirement of the notes, the Company incurred costs of $2.7 million which were charged to other expense for market premiums of $2.1 million and the write-off of $0.6 million of deferred financing costs.

Other Income (Expense)—Net. The following is a comparative analysis of the components of Other Income (Expense)—Net.

	Year ended January 31, 2007	2006
	(in millions)	
Net gain (loss) from foreign currency forward delivery contracts	**$ (0.1)**	1.2
Gain (loss) on disposition of fixed assets, net	**3.3**	(0.1)
Foreign currency transaction gains (losses)	**1.1**	(0.5)
Pension expense	**(3.2)**	(2.8)
Redemption premium and expenses on retirement of senior subordinated notes and floating rate senior notes	**(22.5)**	(2.7)
Due diligence costs	**—**	(2.8)
Other, net	**(2.1)**	(2.2)
	$(23.5)	(9.9)

Net gain (loss) from forward foreign currency delivery contracts represents the net of realized and unrealized gains and losses on hedges of the Company's earnings from its European operations. These hedges do not qualify for hedge accounting treatment under SFAS 133 and are marked to market at the end of each accounting period. For fiscal 2007, this amount is comprised primarily of unrealized losses. During fiscal 2006 the Company had realized gains of $2.2 million and unrealized losses of $1.0 million.

Foreign currency transaction gains (losses) included in other income (expense) represent the gain or loss on intercompany payables and receivables denominated in currencies other than the functional currency. Foreign currency gains (losses) on settlement of accounts receivable or payable related to operational items are recorded in cost of sales.

Pension expense represents the actuarially determined pension cost associated with the pension plans of two companies unrelated to our operations whose pension obligations were assumed by us as a result of a 1993 agreement with the Pension Benefit Guaranty Corporation. The plans were part of a controlled group of corporations of which we were a part prior to 1993. For a further discussion of pension plan expense, see "Pension Plans" under Critical Accounting Policies.

The Company incurred redemption premiums of $17.3 million and $2.1 million in fiscal 2007 and fiscal 2006, respectively, and wrote-off deferred financing expenses of $5.2 million and $0.6 million in fiscal 2007 and fiscal 2006, respectively, related to the retirement of its Senior Subordinated Notes and Floating Rate Notes.

Due diligence costs in fiscal 2006 relate to accounting and legal costs incurred to perform due diligence on a potential acquisition, which was not completed.

Other, net expense was $2.1 million in fiscal 2007, which is approximately equal to the Other, net expense in fiscal 2006 and is comprised primarily of bank charges and other miscellaneous expenses.

Income Tax Expense. Income tax expense increased to $27.2 million in fiscal 2007 from $16.5 million in fiscal 2006. The increase in income tax expense is due primarily to higher income before taxes in Europe and Asia. The difference between expected income tax expense, computed by applying the U.S. statutory rate to income from continuing operations, and recognized income tax expense results primarily because of (i) the tax rate differential on foreign earnings, (ii) permanent differences for stock compensation, (iii) state income taxes, (iv) the change in the valuation allowance primarily attributable to U.S. net operating losses that do not provide a benefit, and (v) U.S. taxes on foreign dividends and deemed dividends.

Preferred Stock Dividends. This item represents the accrual of dividends on the Company's previously outstanding 8% convertible preferred stock that was issued in the 2003 recapitalization. Dividends had accrued on the preferred stock since July 31, 2003 and compounded quarterly. In addition to accruing dividends of $16.1 million on the preferred stock, during fiscal 2007, as part of the Distribution the Company paid $116.1 million in respect of dividend participation rights of the Company's then outstanding convertible preferred stock. Under the terms of the convertible preferred stock, the Distribution accelerated dividends on the preferred stock through June 15, 2007, and the Company accrued additional dividends of $6.2 million as a result of this acceleration. In connection with the Distribution, holders of more than 99% of the 8% convertible preferred stock converted their preferred shares into shares of common stock effective January 4, 2007. At the end of fiscal 2007, only eleven shares of the convertible preferred stock remained outstanding. Subsequent to the end of fiscal 2007, the remaining eleven shares of convertible preferred stock were also converted into shares of common stock, and there are currently no shares of convertible preferred stock outstanding.

Net Loss to Common Stockholders. The net loss to common stockholders increased to $145.2 million in fiscal 2007 from $1.5 million in fiscal 2006, and the net loss per common share increased to $0.54 in fiscal year 2007 from $0.01 per common share in fiscal year 2006. The weighted average number of shares of common stock outstanding used to compute loss per share in fiscal years 2007 and 2006 was 266,664,942 and 226,587,304, respectively. The Company had 742,006,783 shares of common stock outstanding as of January 31, 2007. The increase in common shares as of January 31, 2007 compared to the prior year is due to the conversion of 159,071 shares of 8% convertible preferred stock into 514,832,157 shares of common stock effective January 4, 2007.

Fiscal 2006 Compared to Fiscal 2005

Net Sales. The following is a summary of the Company's revenues by geographic area:

	Year ended January 31, 2006	Year ended January 31, 2005
	(in millions)	
Europe	$417.4	406.0
North America	363.9	343.0
Asia	127.7	99.0
Latin America	41.8	36.1
Other	16.1	18.8
Total	$966.9	902.9

On a U.S. dollar basis, sales from European operations increased to $417.4 million in fiscal 2006 from $406.0 million in fiscal 2005, an increase of $11.4 million, or 2.8%. Changes in currency translation rates from fiscal 2005 to fiscal 2006 had a very small effect on reported European sales. Expressed in the local European currency (euros), fiscal 2006 sales increased by 3.0%, or the U.S. constant dollar equivalent (calculated using the prior year average translation rate) of $12.2 million, from fiscal 2005. The increase in European sales is attributable to the southern and eastern European countries where we posted sales increases from the prior year. This overall increase in European sales occurred despite weak or flat economic conditions throughout the western European countries and the United Kingdom where sales declined from the prior year. Fiscal 2006 sales trends were away from structured hardside and softside luggage sales, which declined by a combined 5% and towards casual and outdoor product sales, which increased by 28% over the prior year. Sales of *Lacoste* brand products accounted for much of the increase in the sales of casual bag products. European sales continue to be concentrated in the department and specialty store channels, which accounted for approximately 70% of total European sales in both fiscal 2006 and 2005. The Company had approximately 50 retail stores open throughout Europe at the end of fiscal 2006.

Sales from the North America operations increased to $363.9 million in fiscal 2006 from $343.0 million in fiscal 2005, an increase of $20.9 million, or 6.1%. The United States and Canada enjoyed strong economies during fiscal 2006 and increased demand for air travel. The strong economy coupled with increased advertising and promotional expenses and well-accepted new product offerings contributed to an 11.7% increase in U.S. wholesale sales, which increased from $203.5 million to $227.3 million. Fiscal 2006 sales trends were away from hardside luggage, which declined to 6.2% of North American sales in fiscal 2006 from 8.1% in fiscal 2005, and toward softside luggage, which increased to 71.5% of North American sales in fiscal 2006 from 67.0% in fiscal 2005. Sales of casual and outdoor bags were approximately the same as the prior year. Business and computer case sales declined by approximately 6.1% from the prior year. Sales through traditional distribution channels (department and specialty stores) increased by $9.4 million, or 12.5%, over the prior year; sales in non-traditional channels (exclusive label, mass merchants, warehouse clubs, office product superstores) increased by $9.0 million, or 10.6% over the prior year as the Company strategically terminated economically unattractive relationships with select OEMs and certain retailers. Sales in the traditional channel and non-traditional channels were about 41% and 55%, respectively, of total wholesale sales in both fiscal years 2006 and 2005. Our U.S. retail sales, which are primarily through Company-operated factory outlet stores, declined by $3.8 million, a decrease of 3.1%. Sales in factory outlet stores were adversely affected by higher gas prices and price discounting at urban and suburban malls. U.S. wholesale and retail sales were helped by consumer acceptance for the Spinners product (a four wheel system which is featured in several different product lines). In our Company-operated retail stores, comparable store sales for fiscal 2006 increased by 0.7%. Comparable store sales increase is calculated by dividing aggregate sales for stores open for each full month in the current year by aggregate sales for the same stores open for the corresponding full month in the prior year. Stores must be open for 13 months before they are included in the calculation. Relocated stores (within the same mall location) and remodeled stores are included in the computation of comparable store sales. When a store is closed, its sales are no longer included in the comparable store calculation. There were 189 Company-operated retail stores at January 31, 2006 and 2005. Canadian sales increased by $0.9 million from $16.5 million in fiscal 2005 to $17.4 million in fiscal 2006.

Sales from Asia operations increased to $127.7 million in fiscal 2006 from $99.0 million in fiscal 2005, an increase of $28.7 million or 29.0%. The increase in sales is primarily due to higher sales in South Korea and China, which increased by $5.9 million and $4.9 million, respectively. Asian sales growth resulted from an increase in the number of retail stores and the introduction of new product lines during the year.

Sales increased in all our Latin America operations to $41.8 million in fiscal 2006 from $36.1 million in the prior year, or 15.8%. Sales in Mexico and Brazil increased $2.6 million and $1.4 million, respectively, due to improved category management, economic conditions, and consumer acceptance of new products.

The decrease in Other revenues of $2.7 million was primarily due to the termination of an agreement with a Samsonite licensee in Japan, which caused royalty revenues to decline by $4.5 million. Other revenues also include a $3.2 million gain on the sale of certain apparel trademark rights.

Gross Profit. The Company includes the following types of costs in cost of goods sold: direct product purchase and manufacturing costs, duties, freight-in, receiving, inspection, internal transfer costs, and procurement and manufacturing overhead. The Company includes the following types of costs in SG&A expenses: warehousing, order entry, billing, credit, freight-out, warranty, salaries and benefits of administrative and sales personnel, rent, insurance, taxes, office supplies, professional fees, travel, communications, advertising, investor relations, public company expenses and other expenses of a general and administrative nature not directly related to the cost of acquiring or manufacturing its products. Other comparable companies may include warehousing, freight-out and other types of costs that the Company includes in SG&A in cost of goods sold. For the year ended January 31, 2006 and 2005, the Company had warehousing and freight-out expenses of $56.4 million and $55.1 million, respectively.

Consolidated gross profit in fiscal 2006 was $470.4 million compared to $417.0 million in fiscal 2005, an increase of $53.4 million. Consolidated gross margin as a percentage of sales increased by 250 basis points to 48.7% in fiscal 2006 from 46.2% in fiscal 2005.

Gross margins for Europe increased to 47.5% in fiscal 2006, from 45.0% in the prior year period, an increase of 250 basis points. Gross margin percentages increased for the year due primarily to sales price increases and increased product sourcing from the Far East at lower product costs and reduction of fixed manufacturing costs from restructurings.

Gross margin percentage for North America increased to 43.2% in fiscal year 2006, from 41.7% in the prior year period, an increase of 150 basis points. This increase is primarily due to an increase in U.S. Wholesale gross margin percentage to 33.5% in the current year from 31.1% in the prior year, which is a result of price increases and increased sales in higher margin channels. U.S. Retail gross profit margins increased to 61.5% in fiscal 2006 compared to 58.9% in fiscal 2005, due primarily to price increases and a change in product offerings to higher margin products.

Gross margin for Asia increased to 60.5% in fiscal 2006, from 56.4% in the prior year, an increase of 410 basis points. The increase is primarily due to price increases and increased sales within higher margin sales channels such as department stores.

Gross margin for Latin America increased to 51.7% in fiscal 2006, from 45.3% in the prior year, an increase of 640 basis points. The increase was primarily driven by stronger local currencies, which results in higher reported sales and lower product costs on purchases paid for in U.S. dollars.

Selling, General and Administrative Expenses. Consolidated SG&A in fiscal 2006 was $381.2 million compared to $341.5 million in fiscal 2005, an increase of $39.7 million or 11.6%. The Company includes warehousing and freight-out costs in SG&A expenses, while comparable companies may include such costs in costs of goods sold. For the years ended January 31, 2006 and 2005, the Company had warehousing and freight-out expenses of $56.4 million and $55.1 million, respectively.

SG&A for Europe increased by $4.2 million, primarily due to a $4.3 million increase in advertising expense and a $2.5 million increase in variable selling expense and other SG&A expense of $0.3 million, offset by reductions of $1.3 million in bad debt expense and $1.6 million in other administrative expense. The bad debt provision was reduced because improved enforcement of credit terms and better collection efforts have reduced exposure to bad debts.

SG&A for North America increased by approximately $4.7 million due to increased advertising expense of $2.9 million, increased warehousing costs of $1.0 million and various other increases of $0.8 million.

SG&A for Asia increased by $19.3 million due to $7.9 million of expenses from the Japanese joint venture operations, increased advertising and promotional expense of $5.9 million, and increased variable selling expenses associated with higher sales levels. Operations of the Japan joint venture had not commenced in the prior year so its SG&A was incremental to total Asian SG&A in fiscal 2006.

SG&A for Latin America increased by $3.4 million due primarily to variable selling expenses associated with higher sales levels and higher advertising levels.

SG&A for the corporate headquarters and licensing increased by approximately $8.1 million due to SAP system implementation expenses of $5.7 million that were not incurred in the prior year, an increase in pension expense of $3.2 million, an increase in stock and deferred compensation expense of $1.5 million, an increase of $1.0 million for global marketing and design, offset by a decrease in consulting expense of $2.2 million and various other decreases totaling $1.1 million.

Provision for Restructuring Operations and Asset Impairment Charge. The Company recorded restructuring charges totaling $11.2 million and asset impairment charges of $5.4 million during fiscal year 2006, primarily in the European segment, including $1.2 million of restructuring related expenses that are included in cost of sales.

A restructuring and impairment charge was incurred in connection with the August 31, 2005 sale of the Henin-Beaumont, France facility (the "H-B site"). The Company made cash payments to the purchaser of $9.9 million and has an additional payment obligation of $1.4 million in 24 months, all of which relates to the assumption by the purchaser of the Company's liability and responsibility for employee pension and social costs for the 206 employees at the H-B site. A restructuring charge of $8.6 million was recorded related to these payments, which represents the amount of the cash payment obligations less amounts previously accrued for pension liabilities for the H-B site employees. The Company also incurred legal and consulting costs of approximately $1.2 million related to the sale of the H-B site that are included in cost of sales. An asset impairment charge of $5.4 million was also recorded upon the decision to sell the H-B site for the write-off of the net book value of the H-B site property, plant and equipment sold to the purchaser. In connection with the sale, the Company agreed to purchase luggage products from the purchaser of the H-B site for a period of 24 months following the sale (see Note 17 to the Consolidated Financial Statements included elsewhere herein).

The Company also relocated its softside development center from Torhout, Belgium to its Oudenaarde, Belgium facility and eliminated the remaining positions at its Tres Cantos, Spain manufacturing facility. Each facility had been significantly downsized and restructured over the past several years. A restructuring charge of $1.4 million was recorded related to severance obligations for 18 employees terminated as a result of these actions.

The restructuring and impairment charges relate to the sale of the Company's hardside manufacturing facility in France and the shutdown of its Torhout, Belgium and Tres Cantos, Spain facilities, part of the Company's continuing efforts to reduce fixed manufacturing costs by closing inefficient facilities and increasing the amount of products sourced from low-cost manufacturing regions of the world.

Interest Expense and Amortization of Debt Issue Costs and Premium. Interest expense declined to $30.5 million in fiscal 2006 from $35.2 million in fiscal 2005. The decline in interest expense is due to lower interest rates and debt levels. During fiscal 2006, the Company retired $30.1 million of the 8⅞% senior subordinated notes. In connection with the retirement of the notes, the Company incurred costs of $2.7 million which were charged to other expense for market premiums of $2.1 million and the write-off of $0.6 million of deferred financing costs. Interest expense includes $2.5 million of amortization of debt issuance costs in fiscal 2006 and $2.4 million in fiscal 2005. During the second quarter of fiscal 2005 the Company completed a refinancing of the Company's senior subordinated notes. To refinance the 10¾% notes and to pay the tender and redemption premiums of $13.7 million, the Company issued €100 million of senior floating rate notes due in 2010 and $205.0 million of 8⅞%

senior subordinated notes due in 2011. A total of $8.0 million of deferred financing costs were incurred in connection with the issuance of the floating rate senior notes and the 8⅞% senior subordinated notes. In connection with the refinancing, costs of $17.8 million were charged to other expense for redemption premiums of $13.7 million and the write-off of $4.1 million of deferred financing costs.

Other Income (Expense)—Net. The following is a comparative analysis of the components of Other Income (Expense)—Net.

	Year ended January 31, 2006	2005
	(in millions)	
Net gain (loss) from foreign currency forward delivery contracts	$ 1.2	0.4
Gain (loss) on disposition of fixed assets, net	(0.1)	0.8
Foreign currency transaction gains (losses)	(0.5)	0.6
Pension expense	(2.8)	(2.8)
Redemption premium and expenses on retirement of senior subordinated notes	(2.7)	(17.8)
Due diligence costs	(2.8)	(0.7)
Other, net	(2.2)	(4.1)
	$(9.9)	(23.6)

Net gain (loss) from forward foreign currency delivery contracts represents the net of realized and unrealized gains and losses on hedges of the Company's earnings from its European operations. These hedges do not qualify for hedge accounting treatment under SFAS 133 and are marked to market at the end of each accounting period. During fiscal years 2006 and 2005 the Company had realized gains (losses) of $2.2 million and $(0.2) million and unrealized gains (losses) of $(1.0) million and $0.6 million, respectively.

Foreign currency transaction gains (losses) included in other income (expense) represent the gain or loss on intercompany payables and receivables denominated in currencies other than the functional currency. Foreign currency gains (losses) on settlement of accounts receivable or payable related to operational items are recorded in cost of sales.

Pension expense represents the actuarial determined pension cost associated with the pension plans of two companies unrelated to our operations whose pension obligations were assumed by us as a result of a 1993 agreement with the Pension Benefit Guaranty Corporation. The plans were part of a controlled group of corporations of which we were a part prior to 1993. For a further discussion of pension plan expense, see "Pension Plans" under Critical Accounting Policies.

As noted under "Interest Expense," the Company incurred redemption premiums of $2.1 million and wrote-off deferred financing expenses of $0.6 million in fiscal 2006 related to the retirement of $30.1 million of subordinated notes. In fiscal 2005, the Company charged $17.8 million to other income (expense) related to the refinancing of its outstanding subordinated notes.

Due diligence costs in fiscal 2006 and 2005 relate to accounting and legal costs incurred to perform due diligence on two potential acquisitions, neither of which were completed.

Other, net expense decreased to $2.2 million in fiscal 2006 from $4.1 million in fiscal 2005 due to costs in the prior year associated with the initial investment in the Japan joint venture of $1.0 million and expenses of $0.7 million incurred to settle a claim for an environmental matter related to the manufacturing and office building site occupied by the Company until the late 1960s in Denver, Colorado.

Income Tax Expense. Income tax expense increased to $16.5 million in fiscal 2006 from $13.7 million in fiscal 2005. The increase in income tax expense is due to higher income before taxes in Asia and Latin America and a higher effective tax rate in Europe. The difference between expected income tax expense, computed by applying the U.S. statutory rate to income from continuing operations, and income tax expense recognized results primarily because of (i) the tax rate differential on foreign earnings, (ii) permanent differences for stock compensation, (iii) state income taxes, (iv) the change in the valuation allowance primarily attributable to U.S. net operating losses that do not provide a benefit, and (v) U.S. taxes on foreign dividends and deemed dividends.

Preferred Stock Dividends. This item represents the accrual of dividends on the outstanding 8% convertible preferred stock issued in the 2003 recapitalization. Dividends have accrued on the preferred stock since July 31, 2003 and compound quarterly. The increase in dividends of $1.1 million in fiscal 2006 compared to fiscal 2005 is due to the compounding effect of accrued dividends.

Net Loss to Common Stockholders. The net loss to common stockholders decreased to $1.5 million in fiscal 2006 from $23.4 million in fiscal 2005, and the net loss per common share declined to $0.01 in fiscal year 2006 from $0.10 per share in fiscal year 2005. The weighted average number of shares of common stock outstanding used to compute loss per share in fiscal years 2006 and 2005 was 226,587,304 and 224,764,006, respectively. The Company had 227,159,626 shares of common stock outstanding as of January 31, 2006.

Liquidity and Capital Resources

At January 31, 2007, the Company had a consolidated cash balance of $78.5 million and net working capital (accounts receivable plus inventory less accounts payable) of $165.5 million. The Company believes its cash and working capital levels are adequate to meet the operating requirements of the Company for at least the next twelve months.

The Company's primary sources of liquidity are its cash flow from operations and cash availability under its senior credit facility. During fiscal 2007, the Company's cash flow from operations was $31.1 million compared to $71.6 million in fiscal 2006. The decline in cash flow from operations is due primarily to $22.5 million in redemption premium and expenses on retirement of senior subordinated notes and floating rate notes and an increase in inventory balances. Inventories increased primarily because of higher sales levels and additional inventory for the increase in products sold under the *Timberland* and *Lacoste* brand names. During fiscal 2006 and 2007, the Company intensified efforts to collect receivables according to established terms, and extended vendor payment terms to align with the terms offered to customers. During fiscal 2007, the Company's cash flow from operations together with amounts available under its credit facilities was sufficient to fund fiscal 2007 operations, scheduled payments of principal and interest on indebtedness, and capital expenditures.

During fiscal 2007, the Company made a special cash distribution to stockholders of $175.0 million and entered into a new senior credit agreement as described under "Executive Overview." The Company's new senior credit facility consists of a term loan arrangement with $450.0 million borrowed as of January 31, 2007 and an $80.0 million revolving credit facility. The revolving credit facility consists of $50.0 million which may be borrowed by the Company and €22.7 million (equivalent to $28.6 million at January 31, 2007) which may be borrowed by the Company's European subsidiary. There was $23.3 million available under the Company's revolving credit facility as of January 31, 2007, taking into account the $8.7 million in outstanding letters of credit, which reduce borrowing availability. The full amount of the European portion of the revolving credit facility was available as of January 31, 2007. The senior credit facility contains financial and other covenants that, among other things, limit the Company's ability to engage in transactions with its affiliates, incur any additional debt outside of the senior credit facility, create new liens on any property, make acquisitions, participate in certain mergers, consolidations, acquisitions, liquidations, asset sales, investments, or make distributions or cash dividend payments to its equity holders. The Company was in compliance with such covenants as of January 31, 2007.

The Company incurred capital expenditures of $32.1 million during fiscal 2007 compared to $23.1 million in fiscal 2006. The increase in capital expenditures resulted primarily from costs related to the Company's global expansion of its Company operated retail stores of $12.8 million, an increase of $9.8 million over the prior year. During fiscal 2007, the Company also incurred capital costs totaling $6.1 million in connection with the global SAP implementation, $10.3 million in connection with equipment purchases and other capital costs related to the manufacture of new products and factory upgrades and $2.9 million capital costs related to various other projects.

The Company's results of operations and cash flow are particularly sensitive to any events that affect the travel industry, such as terrorist attacks, armed conflicts anywhere in the world, epidemic threats such as SARS, or any other event that reduces or restricts travel. Any event that would have the effect of depressing results of operations or cash flows could also restrict amounts the Company and its European subsidiary would have available to borrow under the senior credit facility.

Off-Balance Sheet Financing and Other Matters

The Company's most significant off-balance sheet financing arrangements as of January 31, 2007 are non-cancelable operating lease agreements, primarily for retail floor space and warehouse rental. The Company does not participate in any off-balance sheet arrangements involving unconsolidated subsidiaries that provide financing or potentially expose the Company to unrecorded financial obligations.

The Company's lenders have issued letters of credit in the United States totaling $8.7 million.

The following summarizes the Company's contractual cash obligations under long-term debt and capital lease obligations, operating lease agreements and purchase commitments and other long-term liabilities as of January 31, 2007:

	Payments due by January 31				
	2008	2009–2010	2011–2012	Beyond	Total
			(in thousands)		
Long-term debt and capital lease obligations	$ 25,512	9,444	9,361	445,502	489,819
Estimated interest payments[(a)]	37,283	70,609	69,205	67,887	244,984
Operating leases	33,833	46,731	30,668	24,592	135,824
Purchase commitments[(b)]	69,742	2,250	—	—	71,992
Total contractual cash obligations	$166,370	129,034	109,234	537,981	942,619

(a) Estimated interest payments were calculated as follows: (i) interest on the senior credit facility term loan and revolver were based on interest rates on this debt as of January 31, 2007 of 7.62% and 7.57%, respectively, (ii) interest on the senior subordinated notes was based on the fixed interest rate of 8⅞%, (iii) interest on short-term debt and other long-term debt was based on amounts outstanding and interest rates in effect at January 31, 2007, and (vi) interest on the senior floating rate notes was excluded because they were paid off on February 1, 2007.

(b) Purchase commitments include contractual arrangements with suppliers. The total of purchase commitments and other long-term liabilities in the table above includes individual obligations over $50 thousand.

Other non-current liabilities of $85.2 million are excluded from this summary table. These liabilities consist of pension and post-retirement benefit liabilities of $72.9 million, stock compensation liabilities of $4.8 million, and miscellaneous other long-term liabilities of $7.5 million. Pension and post-retirement benefits are excluded from the table because of the difficulty of estimating the timing of future settlement of these types of obligations. The Company estimates that it could be required to make payments for pension and post-retirement benefits of $16.7 million in fiscal 2008, and from $6.0 million to $27.0 million per year in fiscal 2009–2012. Actual cash payments could vary significantly from these estimates based on actual future returns on pension assets, future interest rates, changes in ERISA funding regulations, and changes in health care costs, all of which are highly unpredictable.

The Company's principal foreign operations are located in Western Europe, the economies of which are not considered to be highly inflationary. From time to time, the Company enters into foreign exchange contracts in order to reduce its exposure on certain foreign operations through the use of forward delivery commitments. No assurance can be given that the Company will be able to offset losses in sales and operating income from negative exchange rate fluctuations through foreign currency forward exchange contracts, options, or other instruments which may be available to reduce economic exposure to currency fluctuations. Geographic concentrations of credit risk with respect to trade receivables are not significant as a result of the diverse geographic areas covered by the Company's operations.

Critical Accounting Policies

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and our significant accounting policies are summarized in Note 1 to the accompanying consolidated financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

The Company's accounting for its deferred tax asset valuation allowance, for inventory at the lower of cost or market value and for its U.S. defined benefit pension plan involve the accounting policies that are most affected by management's judgment and the use of estimates.

Deferred Tax Asset Valuation Allowance

The Company has significant deferred tax assets amounting to approximately $98.6 million at January 31, 2007 related to its U.S. operations resulting from net operating loss carryforwards, deductible temporary differences, and tax credit carryforwards, which are available to offset future taxable income. Generally accepted accounting principles require that a valuation allowance be established for deferred tax assets when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The Company has assessed the likelihood that its U.S. deferred tax assets will be realized taking into consideration various factors including (i) the amount of taxable income expected to be reported in the fiscal 2007 U.S. tax return, (ii) the amounts of net operating losses reported over the past two years in its U.S. tax returns, (iii) the limitations caused by Section 382 of the Internal Revenue Code on the amounts of its accumulated U.S. net operating losses which may be utilized to offset future taxable income, (iv) the amounts of accumulated net operating losses which may be utilized to offset future taxable income under the built-in gain provisions of Section 382 of the Internal Revenue Code, (v) prudent and feasible tax planning strategies which may be implemented to realize the benefit of deferred tax assets, (vi) deferred tax liabilities related to future taxable amounts that may be realized within the carryforward periods of the U.S. net operating losses through prudent and feasible tax planning strategies, and (vii) the expiration periods for the U.S. net operating losses which do not begin until 2019. Based on these factors, the Company has determined that a valuation allowance of $73.6 million for its U.S. deferred tax assets is sufficient at January 31, 2007. In addition, the Company has recorded a valuation allowance of approximately $5.1 million at January 31, 2007 related to the full amount of deferred tax assets related to certain foreign subsidiaries with accumulated losses. Generally, no valuation allowance has been recorded for European deferred tax assets as the Company believes that realization is more likely than not.

Inventories

The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of such inventory and estimated market value based upon assumptions about future demand and market conditions for the products in our wholesale distribution channels and retail outlet stores. If actual demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Pension Plans

The Company has a qualified defined benefit plan that covers most of its U.S. employees and a nonqualified defined benefit plan that covers certain senior executives. The Company records pension expense or pension income in accordance with SFAS No. 87, *Employers' Accounting for Pensions* ("SFAS 87"). The Company had charges to the results of operations from pension expense of $5.4 million, $6.0 million and $2.7 million for the fiscal years ending January 31, 2007, 2006 and 2005, respectively. Inherent in pension valuations are several important assumptions, including discount rates, expected return on assets and rate of compensation increases, which are updated at the beginning of each plan year based on current market conditions. Significant changes in pension credits or expense may occur in the future due to changes in assumptions caused by changing market conditions.

The key assumptions used in developing the pension expense of $5.4 million related to these plans in fiscal 2007 were a 5.50% discount rate; an 8.25% expected return on plan assets, and a 3.50% rate of compensation increase. In the 2006 fiscal year assumptions used included a 5.75% discount rate; an 8.25% expected return on plan assets, and a 3.50% rate of compensation increase. The pension expense related to the Plans decreased to $5.4 million in fiscal 2007 from an expense of $6.0 million in fiscal 2006 and increased from expense of $2.7 million in fiscal 2005. Pension expense related to these plans is expected to be approximately $5.5 million in fiscal 2008. The increase in the pension expense from fiscal 2005 to fiscal 2006 and fiscal 2007 is a result of a decrease in plan assets caused by market conditions in the early 2000s and the resulting sharp increase in the amount of unrecognized losses being amortized since then and a result of a decrease in the discount rate used to calculate benefit costs.

In selecting the discount rate of 5.50%, an analysis is performed in which the duration of projected cash flows from the pension plans is matched with a yield curve based on an appropriate universe of high quality corporate bonds that are available. Management uses the results of the yield curve analysis to select the discount rate that matches the duration and payment stream of the benefits in the plans. The rate is rounded to the nearest quarter of a percent. Holding all other assumptions constant, a one-half percentage point increase or decrease in the discount rate would have increased or decreased the fiscal 2007 pre-tax expense by approximately $0.8 million.

The Plans' investment allocations are targeted at approximately 60%–70% large capitalization stocks and 30%–40% large capitalization corporate bonds. The Company considered the historical returns and future expectations for returns for each of these asset classes and the target allocation of the portfolio to develop the expected long-term rate of return assumption of 8.25%. Holding all other assumptions constant, a one-half percentage point increase or decrease in the expected return on plan assets would have increased or decreased the fiscal 2006 pre-tax expense by $0.8 million. The asset allocation and related assumed expected rate of return used in fiscal 2008 is not expected to be significantly different from fiscal 2007.

The Company's actuaries calculate the Plans' obligations at the end of each plan year (December 31) and such measurement date valuation is used to record pension obligations in the Company's fiscal year-end financial statements in accordance with SFAS 87. Since fiscal year end January 31, 2003, the estimated accumulated benefit obligation (the actuarial present value of benefits attributed to employee service and compensation levels prior to the measurement date without considering future compensation levels), commonly referred to as the "ABO," has exceeded the fair value of the Plans' assets. This result is primarily due to the decline in equity markets in the early 2000s and a decline in the discount rate used to estimate the pension liability because of lower U.S. interest rates since 2002. As of fiscal year end January 31, 2007, the ABO exceeded the fair value of plan assets by $53.0 million. The decrease in the excess of the ABO over the fair value of plan assets from the prior year resulted in a $6.4 million credit to stockholders' equity (Other Comprehensive Income (Expense)). Additionally, as of January 31, 2007, the Company adopted a new accounting standard for recognition of pension obligations, SFAS 158, *Employers Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment to FASB Statements No. 87, 88, 106 and 132(R)* ("SFAS 158"). Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts that have not yet been recognized through net periodic benefit cost are recognized in accumulated other comprehensive income, net of tax effects. Since the Company had already recorded a minimum pension liability under SFAS 87, the adoption of SFAS 158 did not have a significant effect on the Company's recorded obligation for pension costs; the combined effect of SFAS 158 on pension and post-retirement liabilities was to increase liabilities for pension and post-retirement plans by $1.3 million and decrease intangible assets by $1.3 million. Future market conditions and interest rates significantly impact future assets and liabilities of the pension plan, and similar charges or credits to stockholders' equity may be required in the future upon measurement of plan obligations at the end of each plan year.

The Company's funding policy is to make any contributions required by ERISA. In fiscal years 2007 and 2006, the Company made contributions of zero and $2.5 million, respectively, to the plan. Based on current stock market conditions, the interest rate environment and current ERISA funding regulations, the Company expects to make a contribution to the plan of $15.6 million in fiscal 2008. See also *Off-Balance Sheet Financing and Other Matters* included elsewhere herein.

New Accounting Standards

In July 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 shall be effective for fiscal years beginning after December 15, 2006. Earlier adoption is permitted as of the beginning of an enterprise's fiscal year, provided the enterprise has not yet issued financial statements, including financial statements for any interim period for that fiscal year. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the impact from this standard on the results of operations and financial position.

In June 2006, the FASB ratified the consensus on EITF Issue No. 06-3, *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement* ("EITF 06-3"). The scope of EITF 06-3 includes any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use and value added taxes. The Task Force concluded that entities should present these taxes in the income statement on either a gross or a net basis, based on their accounting policy, which should be disclosed pursuant to APB Opinion No. 22, *Disclosure of Accounting Policies*. If such taxes are significant and are presented on a gross basis, the amounts of those taxes should be disclosed. The consensus on EITF 06-3 will be effective for interim and annual reporting periods beginning after December 15, 2006. The Company currently records sales, use, and value added taxes billed to its customers on a net basis in its consolidated statements of operations. The adoption of EITF 06-3 is not expected to have a material effect on the Company's consolidated results of operations or financial condition.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. The standard does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company expects that the adoption of SFAS 157 will not have a material effect on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* ("SFAS 158"), which amends SFAS No. 87, *Employers' Accounting for Pensions* (SFAS 87), SFAS No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits* ("SFAS 88"), SFAS No. 106, *Employers' Accounting for Postretirements Benefits Other Than Pensions* ("SFAS 106"), and SFAS No. 132R, *Employers' Disclosures about Pensions and Other Postretirement Benefits (revised 2003)* ("SFAS 132R"). This Statement requires companies to recognize an asset or liability for the overfunded or underfunded status of their benefit plans in their financial statements. SFAS 158 also requires the measurement date for plan assets and liabilities to coincide with the sponsor's year-end. The standard provides two transition alternatives related to the change in measurement date provisions. The recognition of an asset and liability related to the funded status provision is effective for fiscal years ending after December 15, 2006 and the change in measurement date provisions is effective for fiscal years ending after December 15, 2008. The adoption of SFAS 158 increased the Company's long-term pension and other postretirement benefit liabilities by $1.3 million, decreased intangible assets by $1.3 million and increased the Company's accumulated other comprehensive loss by $2.6 million. The Company expects that the measurement-date provisions of SFAS 158 will be implemented effective in fiscal 2009.

In September 2006, the SEC issued SAB No. 108 ("SAB 108"), which provides guidance on the process of quantifying financial statement misstatements. In SAB 108, the SEC staff establishes an approach that requires quantification of financial statement errors, under both the iron-curtain and the roll-over methods, based on the effects of the error on each of our financial statements and the related financial statement disclosures. SAB 108 is generally effective for annual financial statements in the first fiscal year ending after November 15, 2006. The transition provisions of SAB 108 permit existing public companies to record the cumulative effect, if any, of adopting SAB 108 in the first year ending after November 15, 2006 by recording correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. The adoption of SAB 108 did not have a material effect on the Company's consolidated financial statements.

Accountants

There were no changes in or disagreements with the Company's independent registered accounting firm on accounting or financial disclosure matters.

Samsonite Corporation

Quantitative and Qualitative Disclosures About Market Risk

Market Risk

The Company's primary market risks include changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. The Company enters into forward financial instruments with major financial institutions to manage and reduce the impact of changes in foreign currency rates. From time to time, the Company uses interest rate swaps to manage interest rate risk. The Company does not use financial instruments to manage fluctuations in commodity prices. The Company does not hold or issue financial instruments for trading purposes.

Foreign Exchange Contracts

From time to time, the Company enters into forward foreign exchange and option contracts to reduce its economic exposure to translated earnings of foreign subsidiaries (primarily the translated earnings of European operations). Certain of the Company's foreign subsidiaries enter into forward exchange contracts to reduce economic exposure to purchases of goods from Asia payable in U.S. dollars and certain other contracts to reduce their economic exposure to receipts payable in currencies other than home country functional currencies.

Contracts entered into to reduce the Company's exposure to translated earnings of foreign subsidiaries are marked to market at the end of each month, and gains or losses are included in Other Income (Expense)—Net. Gains or losses on foreign exchange contracts entered into to reduce the Company's exposure to payables and receivables related to product purchases and sales denominated in other than functional currencies are included in income or loss as the underlying hedged transactions are completed.

At January 31, 2007, the Company and its subsidiaries had forward foreign exchange contracts outstanding having a total contract amount of approximately $93.9 million with a weighted average maturity of 195 days. If there were a ten percent adverse change in foreign currency exchange rates relative to the outstanding forward exchange contracts, the loss in earnings from the amount included in other comprehensive income for the year ended January 31, 2007 would be approximately $9.4 million, before the effect of income taxes. Any hypothetical loss in earnings would be offset by changes in the underlying value of translated earnings, to the extent such earnings or income is equal to the amount of currency exposed, or for product purchases by lower cost of sales.

Interest Rates

At January 31, 2007, the Company had outstanding $468.0 million under its senior credit facility, consisting of a $450.0 million senior secured term loan and $18.0 million drawn under its senior secured revolving credit facility. Borrowings under the term loan and revolving credit facility accrue interest at rates adjusted periodically depending on the Company's financial performance as measured each fiscal quarter and interest rate market conditions. At January 31, 2007, the interest rate on the term loan facility was 7.62% and the interest rate on the revolving credit facility was 7.57%. Subsequent to January 31, 2007, the Company entered into a variable to fixed interest rate swap agreement effective March 21, 2007 with a notional amount of $225,000, a pay rate of 5.192% and a receive rate based on the three-month LIBOR rate. The swap agreement dated February 1, 2007 has a five-year term. The rate the Company receives reprices every three months.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the "Reform Act") provides a safe harbor for forward-looking statements made by or on behalf of the Company. The Company and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and in its reports to stockholders. Generally, the inclusion of the words "believe," "expect," "intend," "estimate," "anticipate," "will," "project," "plan," and words or terms of similar substance identify statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are intended to come within the safe harbor protection provided by those sections. All statements addressing operating performance, events, or developments that the Company expects or anticipates will occur in the future, including statements relating to advertising and marketing strategy, sourcing strategy, sales growth, earnings or earnings per share growth, and market share, as well as statements expressing optimism or pessimism about future operating results, are forward-looking statements within the meaning of the Reform Act. The forward-looking statements are and will be based upon management's then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. The Company undertakes no obligation and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including but not limited to the risk factors set forth in Item 1A. Risk Factors. on Form 10-K for the year ended January 31, 2007.

We will provide without charge to each person, including any beneficial owner, to whom this annual report is delivered, upon the written or oral request of that person, a copy of our annual report on Form 10-K. Requests for these copies should be directed to Samsonite Corporation, Attention: Investor Relations, Samsonite Ltd. Samsonite House, 4 Mondial Way, Harlington, Hayes, Middlesex, UB3 5AR, United Kingdom.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Samsonite Corporation:

We have audited the consolidated financial statements of Samsonite Corporation and subsidiaries as of January 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended January 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Samsonite Corporation and subsidiaries as of January 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended January 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in note 13, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123R, *Share-Based Payment,* effective February 1, 2006. Also, as discussed in note 15, the Company adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R),* effective January 31, 2007.

KPMG LLP

Denver, Colorado
April 30, 2007

Samsonite Corporation

Consolidated Balance Sheets
January 31, 2007 and 2006

	January 31, 2007	January 31, 2006
	(Dollars in thousands, except per share amounts)	
Assets		
Current assets:		
Cash and cash equivalents	**$ 78,548**	85,448
Trade accounts receivable, net of allowances for doubtful accounts of $10,370 and $7,213 (Note 11)	**133,086**	113,528
Other receivables	**1,976**	2,056
Inventories (Notes 5 and 11)	**165,767**	133,683
Deferred income taxes (Note 14)	**10,292**	8,652
Assets held for sale (Note 6)	**—**	1,515
Prepaid expenses and other current assets	**36,438**	28,212
Total current assets	**426,107**	373,094
Property, plant and equipment, net (Notes 7 and 11)	**103,999**	89,100
Intangible assets, less accumulated amortization of $38,982 and $38,389 (Notes 8 and 11)	**102,826**	91,658
Other assets and long-term receivables (Note 9)	**18,193**	13,399
Total assets	**$ 651,125**	567,251
Liabilities and Stockholders' Equity (Deficit)		
Current liabilities:		
Short-term debt (Note 10)	**$ 12,096**	9,396
Current installments of long-term obligations (Note 11)	**25,512**	1,048
Accounts payable	**135,340**	101,893
Accrued interest	**4,278**	4,055
Accrued compensation and employee benefits	**27,854**	25,539
Accrued income taxes	**17,086**	10,192
Other accrued liabilities	**55,311**	43,641
Total current liabilities	**277,477**	195,764
Long-term obligations, less current installments (Note 11)	**464,307**	296,784
Deferred income taxes (Note 14)	**23,404**	22,897
Other non-current liabilities (Notes 12 and 15)	**85,188**	86,962
Total liabilities	**850,376**	602,407
Minority interests in consolidated subsidiaries	**23,023**	16,057
Stockholders' equity (deficit) (Notes 2, 11 and 13):		
Preferred stock ($0.01 par value; 2,000,000 shares authorized; 11 and 159,082 convertible shares issued and outstanding at January 31, 2007 and 2006, respectively)	**11**	193,981
Common stock ($0.01 par value; 1,000,000,000 shares authorized; 742,006,783 and 227,159,626 shares issued and outstanding at January 31, 2007 and 2006, respectively)	**7,420**	2,272
Additional paid-in capital	**570,182**	354,760
Accumulated deficit	**(742,711)**	(539,420)
Accumulated other comprehensive loss	**(57,176)**	(62,806)
Total stockholders' deficit	**(222,274)**	(51,213)
Commitments and contingencies (Notes 1, 4, 10, 11, 14, 15 and 17)		
Total liabilities and stockholders' equity (deficit)	**$ 651,125**	567,251

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

	Year ended January 31,		
	2007	2006	2005
	(Dollars in thousands, except per share amounts)		
Net sales	**$1,070,393**	966,886	902,896
Cost of goods sold	**524,451**	496,505	485,882
Gross profit	**545,942**	470,381	417,014
Selling, general and administrative expenses	**459,511**	381,185	341,532
Amortization and impairment of intangible assets (Note 8)	**1,193**	862	3,214
Asset impairment charges (Note 4)	**1,623**	5,450	671
Provision for restructuring operations (Note 4)	**3,775**	9,849	5,862
Operating income	**79,840**	73,035	65,735
Other income (expense):			
Interest income	**2,570**	2,052	549
Interest expense and amortization of debt issue costs and premium	**(30,285)**	(30,496)	(35,206)
Other income (expense)—net (Note 18)	**(23,506)**	(9,872)	(23,603)
Income before income taxes, minority interests and cumulative effect of an accounting change	**28,619**	34,719	7,475
Income tax expense (Note 14)	**(27,175)**	(16,516)	(13,652)
Minority interests in earnings of subsidiaries	**(9,673)**	(4,882)	(3,521)
Net income (loss) before cumulative effect of an accounting change	**(8,229)**	13,321	(9,698)
Cumulative effect of an accounting change (Note 13)	**1,391**	—	—
Net income (loss)	**(6,838)**	13,321	(9,698)
Preferred stock dividends (Note 2)	**(138,386)**	(14,831)	(13,683)
Net loss to common stockholders	**$ (145,224)**	(1,510)	(23,381)
Net loss per common share—basic and diluted:			
Weighted average common shares outstanding—basic and diluted	**266,665**	226,587	224,764
Net loss per common share before cumulative effect of an accounting change	**$ (0.55)**	(0.01)	(0.10)
Cumulative effect of an accounting change	**0.01**	—	—
Net loss per common share	**$ (0.54)**	(0.01)	(0.10)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income (Loss)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Treasury Stock
			(Dollars in thousands, except share amounts)				
Balance, January 31, 2004	$ 166,498	2,352	768,433	(514,529)	(32,140)		(420,000)
Net loss	—	—	—	(9,698)	—	(9,698)	—
Unrealized loss on cash flow hedges (net of income tax effect of $918)	—	—	—	—	(1,693)	(1,693)	—
Reclassification of net loss on cash flow hedges to net loss (net of income tax effect of $445)	—	—	—	—	549	549	—
Foreign currency translation adjustment	—	—	—	—	448	448	—
Minimum pension liability adjustment (Note 15)	—	—	—	—	(17,771)	(17,771)	—
Comprehensive loss						(28,165)	
Stock compensation expense (Note 13)	—	—	1,209	—	—		—
Conversion of 50 shares of preferred stock to 129,384 shares of common stock	(54)	1	53	—	—		—
Preferred stock dividends (Note 2)	13,683	—	—	(13,683)	—		—
Balance, January 31, 2005	180,127	2,353	769,695	(537,910)	(50,607)		(420,000)
Net income	—	—	—	13,321	—	13,321	—
Unrealized gain on cash flow hedges (net of income tax effect of $546)	—	—	—	—	1,310	1,310	—
Reclassification of net loss on cash flow hedges to net income (net of income tax effect of $885)	—	—	—	—	1,426	1,426	—
Foreign currency translation adjustment	—	—	—	—	(5,702)	(5,702)	—
Minimum pension liability adjustment (Note 15)	—	—	—	—	(9,233)	(9,233)	—
Comprehensive income						1,122	
Stock compensation expense (Note 13)	—	—	4,007	—	—		—
Conversion of 850 shares of preferred stock to 2,324,918 shares of common stock	(977)	24	953	—	—		—
Preferred stock dividends (Note 2)	14,831	—	—	(14,831)	—		—
Retirement of 10,500,000 shares of treasury stock	—	(105)	(419,895)	—	—		420,000
Balance, January 31, 2006	193,981	2,272	354,760	(539,420)	(62,806)		—
Net loss	—	—	—	(6,838)	—	(6,838)	—
Unrealized loss on cash flow hedges (net of income tax effect of $76)	—	—	—	—	(63)	(63)	—
Reclassification of net gains on cash flow hedges to net loss (net of income tax effect of $539)	—	—	—	—	(1,037)	(1,037)	—
Foreign currency translation adjustment	—	—	—	—	2,934	2,934	—
Minimum pension liability adjustment (Note 15)	—	—	—	—	6,434	6,434	—
Comprehensive income						1,430	
Adjustment to initially apply SFAS 158 (Note 15)	—	—	—	—	(2,638)		—
Stock compensation expense (Note 13)	—	—	4,331	—	—		—
Stock options exercised for 15,000 shares	—	—	10	—	—		—
Common stock dividends paid (Note 2)	—	—	—	(53,307)	—		—
Preferred stock dividends (Note 2)	22,259	—	—	(138,386)	—		—
Dividend distribution to common stock option holders (Note 2)	—	—	—	(4,760)	—		—
Conversion of 159,071 shares of preferred stock to 514,832,157 shares of common stock (Note 2)	(216,229)	5,148	211,081	—	—		—
Balance, January 31, 2007	**$ 11**	**7,420**	**570,182**	**(742,711)**	**(57,176)**		—

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year ended January 31, 2007	2006	2005
	(Dollars in thousands)		
Cash flows from operating activities:			
Net income (loss) before cumulative effect of an accounting change	$ **(8,229)**	13,321	(9,698)
Adjustments to reconcile net income (loss) before cumulative effect of an accounting change to net cash provided by operating activities:			
Loss (gain) on disposition of assets held for sale and fixed assets, net	**(3,285)**	128	(819)
Depreciation and amortization of property, plant and equipment	**19,830**	17,057	18,971
Amortization and write-off of debt issue costs and premium	**7,482**	3,068	6,500
Amortization and impairment of intangible assets	**1,193**	862	3,214
Deferred income tax benefit	**(4,670)**	(1,477)	(226)
Pension plan losses, net	**6,410**	6,771	3,243
Asset impairment charge	**1,623**	5,450	671
Provision for doubtful accounts	**2,387**	327	1,540
Provision for restructuring operations	**3,775**	9,849	5,862
Non-cash stock compensation expense	**6,190**	5,497	4,031
Changes in operating assets and liabilities, net of acquired amounts:			
Trade and other receivables	**(8,724)**	(8,220)	(19,937)
Inventories	**(19,794)**	(4,598)	2,027
Other current assets	**(4,722)**	(5,818)	(1,002)
Accounts payable and accrued liabilities	**32,150**	35,724	19,499
Contribution to U.S. defined benefit pension plan	**—**	(2,500)	—
Other—net	**(471)**	(3,883)	850
Net cash provided by operating activities	**31,145**	71,558	34,726
Cash flows provided by (used in) investing activities:			
Purchases of property, plant and equipment:			
By Company and wholly-owned subsidiaries	**(25,283)**	(18,378)	(10,779)
By less than 100% owned subsidiaries	**(6,830)**	(4,266)	(1,705)
Proceeds from sale of property and equipment and other assets	**9,752**	14,424	4,094
Acquisition of businesses, net of cash acquired	**(12,230)**	—	—
Other	**(1,411)**	(369)	(440)
Net cash used in investing activities	**(36,002)**	(9,089)	(8,830)
Cash flows provided by (used in) financing activities:			
Proceeds from (payments of) short-term debt—net	**(1,063)**	(5,672)	8,792
Borrowings on new senior credit facility	**468,000**	—	—
Payments of other long-term obligations—net	**(1,249)**	(1,285)	(918)
Issuance costs of senior credit facility and senior notes	**(6,216)**	—	(8,055)
Issuance of floating rate senior and 8⅞% senior subordinated notes	**—**	—	325,810
Repurchase of subordinated notes	**(287,208)**	(30,075)	(323,393)
Dividend distribution to preferred and common stockholders and common stock option holders, net of $806 charged to expense	**(174,194)**	—	—
Other, net	**4,977**	3,230	960
Net cash provided by (used in) financing activities	**3,047**	(33,802)	3,196
Effect of exchange rate changes on cash and cash equivalents	**(5,090)**	403	(2,238)
Net increase (decrease) in cash and cash equivalents	**(6,900)**	29,070	26,854
Cash and cash equivalents, beginning of year	**85,448**	56,378	29,524
Cash and cash equivalents, end of year	$ **78,548**	85,448	56,378
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest	$ **27,727**	28,420	32,593
Cash paid during the year for income taxes, net	$ **27,271**	16,280	11,016

Non-cash transactions:

Non-cash transactions are described in Notes 2, 13 and 15.

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) General Business. The principal activity of Samsonite Corporation and subsidiaries (the "Company") is the design, manufacture and distribution of luggage, business and computer bags, outdoor and casual bags, and travel-related products throughout the world, primarily under the *Samsonite®*, *Samsonite Black Label®* and *American Tourister®* brand names and other owned and licensed brand names, such as *Lacoste®*, *Timberland®* and *Lambertson Truex*. The principal luggage customers of the Company are department/specialty retail stores, mass merchants, catalog showrooms and warehouse clubs. The Company also sells its luggage, casual bags, business cases and other products through its retail stores.

(b) Principles of Consolidation. The consolidated financial statements include the financial statements of Samsonite Corporation and its wholly-owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's foreign subsidiaries have fiscal year ends of December 31 and the results are consolidated up to that date.

Minority interests consist of other stockholders' ownership interests in majority-owned subsidiaries of the Company.

(c) Use of Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

(d) Cash Equivalents and Restricted Cash. The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. As of January 31, 2007 and 2006, the Company had no restricted cash.

(e) Trade Accounts Receivable and Allowances for Doubtful Accounts. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company's accounts receivable are net of an allowance for doubtful accounts. The allowance for doubtful accounts is the Company's best estimate of the amount of potential credit losses. The allowance for doubtful accounts is reviewed by management and is adjusted for factors surrounding the credit risk of specific customers, historical trends and macroeconomic considerations. The Company provides allowances against receivables from specific customers in addition to a general allowance for amounts related to unidentified losses. Returns and customer allowances are adjusted for estimates by management based upon an assessment of historical trends, relevant product life cycles, information from customers, and specific promotional activities related to current sales activity. In the event that actual losses differ from the Company's estimates, or there is an increase in exposure relating to sales to specific customers, results of future periods may be impacted.

With respect to trade receivables, concentration of credit risk is limited due to the diversity in the Company's customer base and geographic areas covered by the Company's operations.

(f) Inventories. The Company values inventories at the lower of cost, generally using the first-in, first-out ("FIFO") method, or market. The Company writes down the cost of excess, slow moving and obsolete inventory to estimated net realizable value. If actual demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

(g) Impairment of Long-lived Assets and Assets to Be Disposed Of. Property, plant and equipment and other long-lived assets, including amortizable intangible assets, capital leases, long-term prepaid assets and other long-lived assets held and used, are reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. Recoverability is tested by comparing expected undiscounted cash flows from the long-lived asset or group of long-lived assets to the carrying value of the asset(s); if the undiscounted cash flows are less than the carrying value, an impairment loss is recorded to write-down the carrying value to estimated fair value. Fair value is estimated based on the best information available: quoted market prices, estimated prices for similar assets, or valuation techniques such as discounted cash flow models.

Assets to be disposed of are separately presented in the consolidated balance sheets and reported at the lower of the carrying amount or fair value, less costs to sell, and are no longer depreciated.

(h) Property, Plant and Equipment. Property plant and equipment are stated at cost. Assets under capital leases are stated at the present value of the future minimum lease payments. Improvements which extend the life of an asset are capitalized. Maintenance and repair costs are expensed as incurred.

Depreciation and amortization are provided on the straight-line method over the estimated useful life of the asset or the lease term, if applicable, as follows:

Buildings	20 to 30 years
Machinery, equipment and other	4 to 13 years
Computer software	3 to 9 years
Leasehold improvements	3 to 20 years

(i) Intangible Assets. Intangible assets consist of goodwill, tradenames, licenses, patents, leasehold rights and other intangible assets. Intangible assets which are considered to have an indefinite life are not amortized but are tested for impairment at least annually or more frequently if events or circumstances indicate that the asset may be impaired. In connection with the adoption of fresh start reporting at June 30, 1993, the Company was required to adjust intangible assets to fair value.

Intangible assets which have a finite life are amortized over their estimated useful lives as follows:

Patents, trademarks and other	4 to 13 years
Leasehold rights	5 years

Intangible assets having a finite life are tested for impairment whenever events or circumstances indicate that the asset may be impaired.

(j) Debt Issuance Costs. Costs incurred in connection with the issuance of new debt instruments are deferred and included in other assets. Such costs are amortized as additional interest expense over the term of the related debt obligation or charged to other expense on a pro-rata basis as the related debt is retired.

(k) Per Share Data. The Company computes both "basic" and "diluted" earnings per share information for inclusion in the consolidated financial statements. Basic earnings per share is computed by dividing net income (loss) to common stockholders by the weighted average number of common shares outstanding. For periods that have income available to common stockholders, diluted earnings per share is calculated by dividing net income before preferred stock dividends by the weighted average number of common shares outstanding increased for the potentially dilutive common shares issuable for stock options, warrants and convertible preferred stock.

Loss per share—basic and diluted for the years ended January 31, 2007, 2006 and 2005 is computed based on the weighted average number of shares of common stock outstanding during the period of 266,664,942, 226,587,304 and 224,764,006, respectively. Basic loss per share and loss per share assuming dilution are the same for the years ended January 31, 2007, 2006 and 2005 because the net loss to common stockholders causes potentially dilutive common shares to be antidilutive.

Antidilutive common stock equivalents include: options to purchase 70,743,986, 69,975,758 and 55,242,713 shares of common stock at January 31, 2007, 2006 and 2005, respectively; outstanding warrants to purchase approximately 15,515,892 shares of common stock at an exercise price of $0.515 per share at January 31, 2007, and an exercise price of $0.75 per share at January 31, 2006 and 2005; warrants to purchase 1,061,012 shares of common stock at an exercise price of $10.17 per share at January 31, 2007, warrants to purchase 828,356 shares of common stock at an exercise price of $13.02 per share at January 31, 2006 and 2005; and preferred stock convertible into 26,191 common shares, 461,861,317 common shares and 413,349,524 common shares at January 31, 2007, 2006 and 2005, respectively.

(l) Derivative Financial Instruments. The Company accounts for derivative financial instruments in accordance with the provisions of Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), and its corresponding amendments under SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment to SFAS 133* ("SFAS 138") and SFAS No. 149, *Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities* ("SFAS 149"). SFAS 133 requires the Company to measure all derivatives at fair value and to recognize them in the consolidated balance sheet as an asset or liability, depending on the Company's rights or obligations under the applicable derivative contract. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income ("OCI") and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedging instruments and ineffective portions of hedges are recognized in earnings in the current period.

The Company periodically enters into derivative transactions to hedge interest rates on floating rate debt obligations and forecasted foreign currency transactions. These derivatives

January 31, 2007 and 2006 (Dollars and Euros in thousands, except per share amounts)

are classified as cash flow hedges. The Company also periodically enters into derivative transactions to reduce exposure to the effect of exchange rates on the earnings of foreign operations (primarily the effect of changes in the euro exchange rate on the results of the Company's European operations). These derivative transactions to hedge the effect of exchange rates on foreign earnings are not allowed hedge accounting treatment; therefore, the Company records these instruments at fair value and recognizes realized and unrealized gains and losses in Other Income (Expense)—Net.

Net gains or losses on interest rate hedges are recorded in interest expense when reclassified to earnings. Net gains or losses on hedges of forecasted foreign currency transactions are reclassified to revenues or cost of sales depending on the type of transaction being hedged and are reclassified from other comprehensive income as the underlying hedged transactions occur. At January 31, 2007, cash flow hedges for forecasted foreign currency transactions extended until December 2007. The estimated amount of net losses from foreign currency hedges expected to be reclassified into earnings within the next 12 months is $577. The amount ultimately reclassified into earnings will be dependent on the effect of changes in interest rates and currency exchange rates as derivative agreements mature. The Company did not enter into any interest rate hedges during the years ended January 31, 2007, 2006 and 2005.

(m) Foreign Currency Translation, Exchange Risk and Financial Instruments. The accounts of the Company's foreign subsidiaries and affiliates are measured using the local currency as the functional currency. For those operations, assets and liabilities are translated into U.S. dollars at period-end exchange rates. Income and expense accounts are translated at average monthly exchange rates. Net exchange gains or losses resulting from such translation are excluded from results of operations and accumulated as a separate component (foreign currency translation adjustment) of stockholders' deficit. Accumulated other comprehensive income in the equity section of the balance sheet includes debit balances in cumulative foreign currency translation adjustments of $9,066 and $12,000 as of January 2007 and 2006, respectively. Gains and losses from foreign currency transactions as a result of operating activities are included in cost of sales and general and administrative expenses; gains or losses from intercompany payables and denominated in foreign currencies are included in Other Income (Expense)—Net.

As of January 31, 2006, the Company had designated the principal balance of $121,520 of its euro-denominated senior floating rate notes as a hedge of the foreign currency exposure related to the investment in its European operations. As of January 31, 2007, the principal balance of the senior floating rate notes was $19,120. For the years ended January 31, 2007 and 2006, an exchange gain (loss) of $(10,143) and $8,830 from the translation of these notes to U.S. dollars was included in the foreign currency translation adjustment. On February 1, 2007, the Company redeemed the remaining principal amount of the senior floating rate notes.

(n) Revenue Recognition. Revenues from wholesale product sales are recognized when (i) evidence of a sales arrangement at a fixed and determinable price exists (usually in the form of a sales order), (ii) collectibility is reasonably assured, and (iii) title transfers to the customer. Provisions are made for estimates of markdown allowances, warranties, returns and discounts at the time product sales are recognized. Shipping terms are predominately FOB shipping point (title transfers to the customer at our shipping location) except in certain Asian countries where title transfers upon delivery to the customer. In all cases, sales are recognized upon transfer of title to customers. Revenues from retail sales are recognized at the point-of-sale to consumers.

The Company licenses its brand names to certain unrelated third parties as well as certain foreign subsidiaries and joint ventures. Net sales include royalties earned and sales of licenses to third parties of $14,007, $16,564 and $19,901, for the years ended January 31, 2007, 2006 and 2005, respectively.

(o) Stock-Based Compensation. In the first quarter of fiscal 2007, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment,* ("SFAS 123R"). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the financial statements based on their fair values. Prior to fiscal 2007, the Company accounted for its stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB 25,* and disclosed the effect on net income (loss) and earnings (loss) per share as if the Company had applied the fair value recognition provisions of SFAS 123R. See Note 13.

(p) Advertising Expense. Costs for producing media advertising are deferred until the related advertising appears in print or television media, at which time such costs are expensed. Other advertising costs are expensed as incurred. Cooperative advertising costs associated with customer support programs giving the Company an identifiable advertising benefit equal to at least the amount of the advertising allowance are accrued and charged to selling, general and administrative expenses when the related revenues are recognized. Cooperative advertising expense was approximately $23,787, $24,779 and $21,149 during the years ended January 31, 2007, 2006 and 2005, respectively. Advertising expense (including cooperative advertising) was approximately $67,500, $63,600 and $50,600 during the years ended January 31, 2007, 2006 and 2005, respectively. Promotional expense (including catalog development, trade fairs, sales samples, brochure inserts and point of display materials) was approximately $10,000, $7,100 and $6,700 during the years ended January 31, 2007, 2006 and 2005, respectively. From time to time, the Company offers various types of incentive arrangements such as cash or payment discounts, rebates or free products. All such incentive arrangements are accrued and reduce reported revenues when incurred.

(q) Reclassifications. Certain reclassifications were made to the consolidated financial statements for prior periods to conform to the January 31, 2007 presentation.

(r) Warranties. The Company's warranty reserves are recorded on the consolidated balance sheet to reflect contractual liabilities relating to warranty commitments to customers. Warranty coverage of various lengths and terms is provided to customers depending on standard offerings. An estimate for warranty expense is recorded at the time of sale based on historical warranty return rates and repair costs. The Company's warranty reserves are not significant in any given year.

(s) Software Purchase and Development Costs. The Company capitalizes the costs of purchased software and costs to configure, install and test software. Software assessment and evaluation, process reengineering, data conversion, training, maintenance and ongoing software support costs are expensed.

Capitalized software is amortized over its estimated useful life, typically three to nine years. Amortization expense was $2,620, $2,107 and $1,514 in fiscal 2007, 2006 and 2005, respectively, and is included in selling, general and administrative expense. The unamortized balance of capitalized software was $10,525 and $9,010 at January 31, 2007 and 2006, respectively.

(t) Cost of Sales and Selling, General and Administrative Expense. The Company includes the following types of costs in cost of goods sold: direct product purchase and manufacturing costs, duties, freight-in, receiving, inspection, internal transfer costs, and procurement and manufacturing overhead. The Company includes the following types of costs in selling, general and administrative expenses ("SG&A"): warehousing, order entry, billing, credit, freight-out, warranty, salaries and benefits of administrative and sales personnel, rent, insurance, taxes, office supplies, professional fees, travel, communications, advertising, investor relations, public company expenses and other expenses of a general and administrative nature not directly related to the cost of acquiring or manufacturing its products. Other comparable companies may include warehousing, freight-out and other types of costs that the Company includes in SG&A in cost of goods sold.

(u) Income Taxes. The Company uses the asset and liability method for determining income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered.

Deferred income taxes are provided for the estimated income tax effect of temporary differences between financial and tax bases in assets and liabilities. Deferred tax assets are also provided for certain tax credit carryforwards. A valuation allowance to reduce deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company intends to indefinitely reinvest certain earnings of our foreign subsidiaries in operations outside the U.S., and accordingly, income taxes have not been provided on such earnings. The Company does provide U.S. and additional foreign taxes on earnings anticipated to be repatriated from foreign subsidiaries.

We are subject to the jurisdiction of numerous domestic and foreign tax authorities, as well as to tax agreements and treaties among these governments. Operations in these different jurisdictions are taxed on various bases. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties,

January 31, 2007 and 2006 (Dollars and Euros in thousands, except per share amounts)

foreign currency exchange restrictions or our level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of income taxes provided during any given year. The Company calculates current and deferred taxes based on the probable tax treatment of transactions under the provisions of existing tax law and regulations.

Tax filings for various periods are subject to audit by tax authorities in most jurisdictions where the Company conducts business. These audits may result in assessments of additional taxes that are resolved with the authorities or potentially through the courts.

(2) Distribution to Stockholders and Refinancing

(a) Fiscal 2007 Distribution. During fiscal 2007, the Company made a special cash distribution to stockholders in an aggregate amount of $175,000, or approximately $0.23 per equivalent common share, (the "Distribution"), consisting of dividends of $53,307 on the Company's common stock, dividends of $116,127 paid in respect of dividend participation rights of the Company's then outstanding convertible preferred stock, and dilution adjustment payments of $5,566 to the holders of certain of the Company's outstanding stock options. In connection with the Distribution, the Company entered into a new senior credit agreement, consisting of a $450,000 term loan facility and an $80,000 revolving credit facility, and completed tender offers (the "Tender Offers"), for its $164,970 outstanding 8⅞% Senior Subordinated Notes due 2011 (the "Senior Subordinated Notes"), and $131,663 outstanding Floating Rate Senior Notes due 2010 (the "Floating Rate Notes"). The proceeds of the term loan facility, together with a portion of the proceeds of the revolving credit facility and cash on hand, were used to finance the Distribution and to retire the $164,710 aggregate principal amount of Senior Subordinated Notes and $112,543 aggregate principal amount of Floating Rate Notes that were purchased pursuant to the Tender Offers. On February 1, 2007, after the end of fiscal 2007, the Company redeemed and retired an additional $19,120 aggregate principal amount of the Floating Rate Notes. Pursuant to the terms of the certificate of designation governing the convertible preferred stock, the Distribution accelerated dividends on the convertible preferred stock through June 15, 2007. During fiscal 2007, the Company accrued additional dividends of $6,272 as a result of this acceleration. In connection with the Distribution, holders of 159,071 shares of the convertible preferred stock converted their shares into 514,832,157 shares of common stock effective as of January 4, 2007. As a result, at January 31, 2007, there were 11,000 outstanding shares of convertible preferred stock.

(b) Fiscal 2005 Refinancing. During fiscal 2005, the Company retired $14,600 of its 10¾% Senior Subordinated Notes (the "10¾% Notes") through an open market purchase at a price of 103.50% of the principal amount, and on May 25, 2004, the Company commenced an offer to purchase and consent solicitation for the purpose of retiring and refinancing the remaining principal balance of the 10¾% Notes of $308,300. Holders of the 10¾% Notes who tendered their 10¾% Notes prior to June 8, 2004 received a total tender offer consideration of $1.04267 per $1.00 of principal amount plus accrued and unpaid interest. Notes that remained outstanding following the expiration of the tender offer on June 8, 2004 were redeemed on July 11, 2004 at a redemption price of $1.035833 per $1.00 of principal amount plus accrued and unpaid interest. To refinance the 10¾% Notes and to pay the tender and redemption premiums in connection with the retirement of the 10¾% Notes, on June 9, 2004 the Company issued €100,000 ($121,520 at January 31, 2006) senior floating rate notes due 2010 and $205,000 8⅞% senior subordinated notes due 2011. See Note 11 for a description of the senior notes and the senior subordinated notes. A total of $17,767 of redemption premiums, tender and consent solicitation payments, dealer-manager fees and deferred financing costs were charged to Other Income (Expense)—Net in connection with the repurchase and retirement of the 10¾% Notes. Additionally, a total of $8,055 of deferred financing costs were incurred in connection with the issuance of the floating rate senior notes and the 8⅞% senior subordinated notes.

(c) 2003 Recapitalization and Convertible Preferred Stock. The Company's outstanding convertible preferred stock was issued to three major investors and the holders of the then outstanding preferred stock issuance as a result of a July 31, 2003 recapitalization transaction. The convertible preferred stock has a dividend rate of 8%, is convertible into the Company's common stock at $0.42 per share and had a liquidation preference of $11 and $193,981 at January 31, 2007 and 2006, respectively.

The terms of the convertible preferred stock provide that the 8% dividend rate may increase or decrease on or after July 31, 2008 under certain conditions relating to whether accrued and owing dividends have been paid, the percentage of our outstanding voting stock held by our major stockholders and the number of non-independent members on our board of directors. In the event of a liquidation, change of control, qualified public offering of common stock, or qualified recapitalization (all as defined in the Certificate of Designation and

Powers governing the terms of the convertible preferred stock), the accrual and compounding of dividends for the period up to and including the June 15, 2007 dividend payment date are deemed to have accelerated and fully accrued as of the date immediately prior to the liquidation, change of control, qualified public offering of common stock, or qualified recapitalization. The convertible preferred stock votes on an as-converted basis on all matters submitted to a vote of common stockholders. If we distribute dividends to any class of securities that are junior to our convertible preferred stock (including common stock), each holder of convertible preferred stock has the option to elect, in lieu of an adjustment to the conversion price, to participate in such dividend or distribution pro rata with the holders of the junior securities as if their shares had been converted immediately before the record date for such dividend or distribution. The Company has the option to redeem the convertible preferred stock at any time after July 31, 2011 at a redemption price of $1,000 per share plus all accrued and unpaid dividends.

The Company is a party to a stockholders agreement with the three major investors relating to the ownership rights and corporate governance of the Company. Pursuant to the terms of this agreement, the major stockholders agreed to take all actions in their power to elect nominees selected by them to our board of directors. In addition, the Company's ability to take certain actions, including amending its charter, commencing bankruptcy proceedings, and taking certain corporate actions (including debt incurrences, stock issuances, acquisitions, asset sales and the like), is subject to the written consent of either all or two-thirds (depending on the action) of the major stockholders so long as the major stockholders collectively continue to hold 25% or more of our outstanding voting stock. In connection with this agreement, the Company agreed to pay certain expenses of the major stockholders in order to register their shares in the public markets.

(3) Joint Venture Acquisitions

The Company acquired majority interests in three entities during the year ended January 31, 2007: Lambertson Truex, LLC ("LT"); Samsonite Australia PTY Limited ("SA"); and Samsonite (Thailand) Company Limited ("ST").

On July 6, 2006, the Company acquired a 63% interest in LT, a newly formed joint venture between the Company and Lambertson Truex, Inc., designers and distributors of high-end purses, shoes and other accessories for $2,368 including costs of the acquisition. The Company accounted for the purchase as a business combination. The total purchase price was allocated to the Company's proportionate share of assets acquired and liabilities assumed and resulted in the allocation of $3,563 to the Lambertson Truex trademark. The trademark value will be amortized on a straight-line basis over an estimated useful life of fifteen years.

On July 27, 2006, the Company acquired a 70% interest in SA, an Australian company which has been the Company's long-time distributor of Samsonite products in Australia for approximately $10,057, including costs of the acquisition. The Company accounted for the purchase as a business combination. The purchase price has been allocated to the Company's proportionate share of assets acquired and liabilities assumed and resulted in the allocation of approximately $8,733 to intangible assets, including $8,096 to goodwill.

On July 1, 2006, ST, a newly formed corporation, commenced distributing Samsonite products in Thailand. The Company subscribed to 60% of the shares in ST for a price of $321 and the former distributor of Samsonite products in Thailand subscribed to the remaining 40% of the shares for a price of approximately $210.

The Company and the minority interest shareholders in LT, SA and ST have entered into agreements governing the operation of the joint ventures. These agreements include certain requirements for the Company to buy a portion or all of the minority interests at future dates. The value of conditional purchase requirements is currently de minimus and the value of unconditional purchase requirements is not significant and is classified as a long-term liability.

(4) Asset Impairment and Provision for Restructuring Operations

Fiscal 2007

During fiscal 2007, the Company recorded restructuring charges in its European and U.S. operations totaling $3,775, asset impairment charges of $1,623, and $1,704 of restructuring related expenses that are included in cost of goods sold (inventory writedowns, consulting expenses and other).

January 31, 2007 and 2006 (Dollars and Euros in thousands, except per share amounts)

The fiscal 2007 European restructuring charge relates to the closure on June 30, 2006 of the Company's softside manufacturing plant in Samorin, Slovakia. The closure was the result of the Company's continuing consolidation of its softside manufacturing capacities and its transition from sourcing manufactured products from Company-owned and operated facilities to sourcing manufactured products from third-party manufacturers. The Company recorded a provision for restructuring operations of $1,277 for employee severance costs, which relates to the approximately 360 employees who worked at the plant, and an asset impairment charge of $1,623, which relates to the writedown of real estate, machinery and equipment associated with the plant. The Company also incurred restructuring costs related to the Slovakian plant closure of approximately $1,045 for inventory writedowns, consulting and other expenses that were charged to cost of sales during the year ended January 31, 2007.

The fiscal 2007 U.S. restructuring charge relates to the planned closure of the Company's Denver, Colorado facilities, consolidation of its corporate functions in its Mansfield, Massachusetts office and planned relocation of distribution functions to the southeast region of the U.S. The Company expects the consolidation and relocation to be completed by approximately April 30, 2008. In connection with the consolidation and relocation, the Company expects to incur severance and retention costs of approximately $3,700 relating to approximately 210 employees who will be affected by the relocation and consolidation. The severance and retention costs are being accrued monthly over the expected period employees must remain employed to receive severance and retention benefits until December 31, 2007. During fiscal 2007, severance and retention benefits of $2,498 were accrued. The Company also expects that it will incur approximately $3,000 of costs for new employee training, employee relocation and recruiting and expenses of moving inventory and distribution systems which will be expensed as incurred.

Fiscal 2006

A restructuring charge was incurred in the European segment in connection with the August 31, 2005 sale of the Henin-Beaumont, France facility (the "H-B site"). The Company made cash payments to the purchaser of $9,923 and assumed an additional liability of $1,421, which was to be paid over a 24-month period representing the assumption by the purchaser of the Company's liability and responsibility for pension and social costs for the 206 employees at the H-B site. A restructuring charge of $8,666 was recorded which represents the amount of cash payment obligations less amounts previously accrued for pension and other benefit liabilities for the H-B site employees. The Company also incurred legal and consulting costs of approximately $1,171 related to the sale of the H-B site that are included in cost of sales for the year ended January 31, 2006. An asset impairment charge of $5,450 was also recorded upon the decision to sell the H-B site for the write-off of the net book value of the H-B site property, plant and equipment sold to the purchaser (see Note 17).

The Company also relocated its softside development center from Torhout, Belgium to its Oudenaarde, Belgium facility and eliminated the remaining positions at its Tres Cantos, Spain manufacturing facility. Each facility had been significantly downsized and restructured over the past several years. A restructuring charge of $1,389 was recorded related to severance obligations for 18 employees terminated as a result of these actions.

Previously accrued restructuring charges of $207 related to North American and Latin American restructuring were reversed and recorded as a credit to restructuring charges because it was determined the original restructuring was over-accrued.

Fiscal 2005

The Company recorded a restructuring provision of $3,390 for the closure of the Tres Cantos, Spain manufacturing plant and severance costs associated with approximately 40 positions that were eliminated. An asset impairment provision of $671 was also recorded to write-down costs related to a project to convert an idle U.S. factory to a warehouse. The Company also recorded a charge of $685 for lease termination costs related to the closure of the Nogales, Mexico production facility. Production at this facility ceased during July 2004 and the facilities were vacated during the third quarter. The Company recorded a restructuring provision of $1,788 related to severance for the elimination of approximately 96 positions in the Company's Americas operations. At January 31, 2007, these restructurings had been completed and no restructuring accruals remain.

The following is a summary of restructuring accruals by segment for the three years ended January 31, 2007:

	Balance at Beginning of Year	Additions (Reversals) Net	Payments	Exchange Rate and Other	Balance at End of Year
Year ended January 31, 2007					
North America					
Severance and termination benefits	**$ 132**	**2,498**	**(256)**	**113**	**2,487**
Europe					
Manufacturing restructuring, severance and other	**1,668**	**1,277**	**(1,543)**	**111**	**1,513**
	$ 1,800	**3,775**	**(1,799)**	**224**	**4,000**
Year ended January 31, 2006					
North America					
Severance and termination benefits	$ 872	(183)	(513)	(44)	132
Europe					
Manufacturing restructuring, severance and other	88	10,056	(8,458)	(18)	1,668
Latin America					
Severance and other	660	(24)	(652)	16	—
	$1,620	9,849	(9,623)	(46)	1,800
Year ended January 31, 2005					
North America					
Severance and termination benefits	$ —	1,130	(254)	(4)	872
Europe					
Manufacturing restructuring, severance and other	25	3,390	(3,334)	7	88
Latin America					
Nogales, Mexico manufacturing restructuring, severance and other	1,768	658	(1,768)	2	660
Lease termination	—	685	(685)	—	—
	$1,793	5,863	(6,041)	5	1,620

(5) Inventories

Inventories consisted of the following at January 31, 2007 and 2006:

	January 31, **2007**	2006
Raw materials	**$ 11,312**	12,494
Work in process	**2,384**	2,877
Finished goods	**152,071**	118,312
	$165,767	133,683

(6) Assets Held for Sale

Assets held for sale consisted of the following at January 31, 2007 and 2006:

	January 31, **2007**	2006
Stratford, Canada[a]	**$—**	1,515

(a) The Company sold its facility in Stratford, Canada and leased back part of the facility in April 2006. The sales price was approximately $6,300.

January 31, 2007 and 2006 (Dollars and Euros in thousands, except per share amounts)

(7) Property, Plant and Equipment

Property, plant and equipment consisted of the following at January 31, 2007 and 2006:

	January 31, 2007	January 31, 2006
Land	$ 6,596	6,114
Buildings	58,870	56,963
Machinery, equipment, leasehold improvements and other	140,229	118,689
Computer software	23,587	19,910
	229,282	201,676
Less accumulated depreciation and amortization	(125,283)	(112,576)
	$ 103,999	89,100

Property, plant and equipment includes property and equipment under capital leases as follows at January 31, 2007 and 2006:

	January 31, 2007	January 31, 2006
Buildings	$ 96	—
Machinery, equipment, leasehold improvements and other	668	104
	764	104
Less accumulated amortization	(300)	(73)
	$ 464	31

(8) Intangible Assets

Intangible assets consisted of the following at January 31, 2007 and 2006:

	2007 Gross	2007 Accumulated Amortization	2007 Net	2006 Gross	2006 Accumulated Amortization	2006 Net
Intangibles subject to amortization						
Licenses	$ 8,131	(7,854)	277	7,762	(7,762)	—
Patents, trademarks and other	9,839	(4,135)	5,704	4,949	(3,274)	1,675
Leasehold rights	1,370	(981)	389	2,030	(1,482)	548
Unamortized prior service cost	—	—	—	1,609	—	1,609
	$19,340	(12,970)	6,370	16,350	(12,518)	3,832
Intangibles not subject to amortization						
Tradenames			84,143			84,143
Goodwill			12,313			3,683
			96,456			87,826
Total			$102,826			91,658

As described in Note 3, the Company allocated $3,563 to trademark rights as a result of the Lambertson Truex transaction and the acquisition of a majority interest in the Company's Australian distributor resulted in the allocation of $8,096 to goodwill and $637 to licenses and trademarks. During fiscal 2007, the Company recorded a decrease in intangible assets of $1,609 in connection with the adoption of SFAS 158 (see Note 15).

There were no significant acquisitions of intangible assets for the fiscal year 2006. Changes in the exchange rate between the U.S. dollar and other foreign currencies, primarily the euro, affect the reported gross and net book value of the Company's intangible assets.

Amortization expense (not including impairment provisions) for intangible assets for the years ended January 31, 2007, 2006 and 2005 was $1,193, $862 and $2,358, respectively. Future amortization expense for the net carrying amount of intangible assets at January 31, 2007 is estimated to be $1,668 in fiscal 2008, $1,154 in fiscal 2009, $494 in fiscal 2010, $454 in fiscal 2011, $303 in fiscal 2012 and $2,297 beyond 2012.

(9) Other Assets and Long-term Receivables

Other assets and long-term receivables consisted of the following at January 31, 2007 and 2006:

	Year ended January 31, 2007	Year ended January 31, 2006
Deferred bank and subordinated note financing costs	$ 6,105	7,372
Deposits	6,808	3,181
Long-term deferred taxes	4,038	263
Long-term receivables	559	2,522
Other	683	61
	$18,193	13,399

(10) Short-term Debt

As of January 31, 2007 and 2006, the Company had $12,096 and $9,396, respectively, of short-term debt outstanding under unsecured foreign lines of credit. As of January 31, 2007, the weighted average interest rate on foreign short-term borrowings was 9.6%. Certain foreign subsidiaries had unused available lines of credit for working capital, discounting trade acceptances and issuing bank guaranties of approximately $115,307 as of January 31, 2007; however, the terms of the Company's senior credit facility and senior subordinated notes limit additional amounts which could be borrowed under such foreign credit facilities.

(11) Long-term Obligations

Long-term obligations represent long-term debt and capital lease obligations as follows at January 31, 2007 and 2006:

	January 31,	
	2007	2006
Senior credit facility[a]	**$468,000**	—
Floating rate senior notes[a][b]	**19,120**	121,520
8⅞% senior subordinated notes[a][b]	**260**	174,925
Other obligations[c]	**1,811**	1,348
Capital lease obligations[c]	**628**	39
	489,819	297,832
Less current installments	**(25,512)**	(1,048)
	$464,307	296,784

(a) Senior Credit Facility. During fiscal 2007, the Company closed a series of transactions discussed in Note 2. As part of these transactions, the Company retired its Floating Rate Notes and Senior Subordinated Notes and replaced the then existing senior credit facility with a new senior credit facility (the "Senior Credit Facility") consisting of a $450,000 senior secured term loan facility ("Term Loan Facility") and an $80,000 senior secured revolving credit facility ("Revolving Credit Facility"), including a letter of credit sub-facility. The Company incurred costs related to the origination of the new credit facility of $6,216 that were deferred and will be amortized to interest expense over the term of the new credit facility.

The Term Loan Facility consists of a $450,000 loan, which expires on December 20, 2013. In certain circumstances, the Company may elect to request an additional term loan commitment under the Senior Credit Facility of up to $200,000. The Term Loan Facility requires principal repayments in the amount of $1,125 on March 31, June 30, September 30 and December 31 of each year with such payments ending on September 30, 2013, and $419,625 due on December 20, 2013.

The Revolving Credit Facility consists of a portion which may be borrowed by the Company in U.S. dollars, euros or sterling totaling the U.S. dollar equivalent of $50,000 and a portion which may be borrowed by the Company's European subsidiary in euros or sterling totaling the euro equivalent of €22,700 (equivalent to $30,000 on January 31, 2007). The Revolving Credit Facility expires on December 20, 2012. As of January 31, 2007, there was $18,000 borrowed by the Company under the Revolving Credit Facility and $8,700 of letters of credit issued.

Borrowings under the Term Loan Facility and Revolving Credit Facility accrue interest at rates adjusted periodically depending on the Company's financial performance as measured each fiscal quarter and interest rate market conditions. At January 31, 2007, the interest rate on the Term Loan Facility was 7.62% and the interest rate on the Revolving Credit Facility was 7.57%. In addition, the Company is required to pay a commitment fee of .375% or .50% (depending on the Company's financial performance) on the unused portion of the Revolving Credit Facility. The obligations under the Senior Credit Facility are secured by substantially all of the Company's domestic assets and certain foreign assets.

Subsequent to January 31, 2007, the Company entered into a variable to fixed interest rate swap agreement effective March 21, 2007 with a notional amount of $225,000, a pay rate of 5.192% and a receive rate based on the three-month LIBOR rate. The swap agreement dated February 1, 2007 has a five-year term and can be canceled after one year at the option of the other party to the swap agreement. The rate the Company receives reprices every three months.

The Senior Credit Facility contains financial and other covenants that, among other things, limit the Company's ability to engage in transactions with its affiliates, incur any additional debt outside of the Senior Credit Facility, create new liens on any property, make acquisitions, participate in certain mergers, consolidations, acquisitions, liquidations, asset sales, investments, or make distributions or cash dividend payments to its equity holders. The Company was in compliance with such covenants as of January 31, 2007.

(b) Senior Notes and Senior Subordinated Notes. The floating rate senior notes have a principal amount of $19,120 at January 31, 2007. Interest is payable quarterly on March 1, June 1, September 1 and December 1 of each year at Euribor plus 4.375%. At January 31, 2007, interest was payable on the floating senior rate notes at 8.0%. During the year ended January 31, 2007, the Company retired $112,543 of its outstanding Floating Rate Senior Notes. In connection

January 31, 2007 and 2006 (Dollars and Euros in thousands, except per share amounts)

with the retirement of the Notes, the Company paid premiums of $2,251 and charged to Other expense $1,695 of deferred financing costs. On February 1, 2007 the Company retired the remaining $19,120 of Floating Rate Senior Notes.

The 8⅞% senior subordinated notes are due June 1, 2011. Interest is payable semi-annually on June 1 and December 1 of each year. During the year ended January 31, 2007, the Company retired $174,664 outstanding 8⅞% Senior Subordinated Notes due 2011. In connection with the retirement of the Notes, the Company paid premiums of $15,035 and charged to Other expense $2,746 of deferred financing costs.

(c) Other Obligations. As of January 31, 2007, other obligations consist of various notes payable to banks by foreign subsidiaries. The obligations bear interest at varying rates and mature in 2007.

(d) Leases and Debt Maturities. Future minimum payments under non-cancelable capital leases, which relate primarily to property and equipment, and non-cancelable operating leases, primarily for retail floor space rental, at January 31, 2007 were as follows:

	Capital Leases	Operating Leases
Year ending January 31:		
2008	$165	33,833
2009	172	26,053
2010	211	20,678
2011	96	15,933
2012	5	14,735
Thereafter	1	24,592
Total minimum lease payments	650	135,824
Less amount representing interest	(22)	
Present value of minimum capital lease payments	628	
Less current installments of minimum capital lease payments	(49)	
Long-term obligations under capital leases, excluding current installments	$579	

Rental expense under cancelable and non-cancelable operating leases consisted of the following:

	Year ended January 31, 2007	2006	2005
Minimum rentals	**$35,170**	27,402	25,727
Contingent rentals	**1,178**	839	767
	$36,348	28,241	26,494

The Company's lease obligations primarily consist of non-cancelable leases of office, warehouse and retail store space and equipment. Certain of the leases are renewable at the Company's option. Certain of the leases provide for additional rent payments based on a percentage of sales. Certain of the leases also contain rent escalation clauses that require additional rents in later years of the lease term, which are recognized on a straight-line basis over the lease term.

Aggregate maturities of long-term obligations, including capital leases, at January 31, 2007 were as follows:

Year ending January 31:	
2008	$ 25,512
2009	4,733
2010	4,711
2011	4,596
2012	4,765
Beyond	445,502
Total	$489,819

(12) Other Long-term Liabilities

Other long-term liabilities consisted of the following at January 31, 2007 and 2006:

	January 31, 2007	2006
Pension benefits under defined benefit plans	**$57,445**	54,646
U.S. post-retirement health plan	**15,450**	19,567
Accrued stock compensation	**4,780**	4,312
Other	**7,513**	8,437
	$85,188	86,962

(13) Stock Options and Stock Purchase Warrants

The Company has adopted SFAS 123R, on February 1, 2006, using the modified prospective method. Among other things SFAS 123R requires expensing the fair value of stock options, a previously optional accounting method. Under the modified prospective method, compensation cost for stock options not vested as of February 1, 2006 is recognized based on the grant-date fair value calculated for pro-forma disclosure under the previously issued Statement of Financial Accounting Standards No. 123. In accordance with SFAS 123R, the cumulative effect of the $1,391 difference between the fair value of liability classified stock awards for deferred compensation agreements under SFAS 123R and the intrinsic value method previously used for the awards was recorded as a cumulative effect of a change in accounting principle at February 1, 2006 by reducing the liability for such agreements by $1,391.

1995 and 1999 Stock Option and Incentive Award Plans

The 1995 Stock Option and Incentive Award Plan (as Amended in 1996) ("the 1995 Plan") reserves 2,550,000 shares for the issuance of options as determined by the compensation committee of the Board of Directors, but pursuant to its terms no further options may be granted under such plan after October 13, 2005. The 1995 Plan provides for the issuance of a variety of awards, including tax qualified incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards or other forms of awards consistent with the purposes of the 1995 Plan. Incentive stock options must be issued at exercise prices no less than the market value of the common stock at the date of the grant. Nonqualified stock options may be granted at option prices at or below the market value, but not at less than 50% of the market value of the common stock at the date of the grant. Options granted under the 1995 Plan may vest over a period of not more than ten years as determined by the compensation committee. At January 31, 2007, all awards under the 1995 Plan were nonqualified stock options.

The FY 1999 Stock Option and Incentive Award Plan (the "1999 Plan") reserves 95,000,000 shares for the issuance of a variety of awards, including tax qualified incentive stock options, nonqualified stock options and shares issued under deferred compensation plans, stock appreciation rights, restricted stock awards or other forms of awards consistent with the purposes of the 1999 Plan. As of January 31, 2007, awards under the 1999 Plan were for either nonqualified stock options or for deferred compensation arrangements. The Company's Board of Directors has delegated to the Audit Committee responsibility for administering the 1999 Plan.

The Company has issued different types of stock-based compensation awards including in-the-money options, at-the-money options, and deferred compensation awards payable in shares of common stock or cash at the Company's discretion. The vesting of certain of the options was subject to performance criteria, all of which have been satisfied. All stock option grants must be approved by the Audit Committee of the Company's Board of Directors. Compensation expense related to stock options and deferred compensation awards of $6,996, $5,497 and $4,031 was recognized for the year ended January 31, 2007, 2006 and 2005, respectively. Amounts credited to additional paid-in capital for equity classified awards and to accrued liabilities for liability classified awards were $4,331 and $1,859, $4,007 and $1,490, and $1,209 and $2,822, respectively, during the years ended January 31, 2007, 2006 and 2005. At January 31, 2007, the Company has unrecognized fixed compensation expense related to stock-based awards of $11,465 which is expected to be recognized over approximately two years.

A comparison of reported net income (loss) for the year ended January 31, 2007, 2006 and 2005, and pro-forma net income (loss) for the years ended January 31, 2006 and 2005, including effects of expensing the fair value of stock options, follows:

	Year ended January 31,		
	2007	2006	2005
Net income (loss) before cumulative effect of an accounting change, as reported	**$ (8,229)**	13,321	(9,698)
Net loss to common stockholders, as reported	**(145,224)**	(1,510)	(23,381)
Net loss per common share—basic and diluted, as reported:			
Net loss to common stockholders before cumulative effect of an accounting change	**$ (0.55)**	(0.01)	(0.10)
Cumulative effect of an accounting change	**0.01**	—	—
Net loss to common stockholders	**$ (0.54)**	(0.01)	(0.10)
Share-based compensation expense included in net income (loss)	**$ 6,996**	5,497	4,031
Pro-forma effects[a]:			
Share-based compensation expense, on a pro-forma basis		$ 7,523	4,746
Net loss to common stockholders, on a pro-forma basis		$(3,536)	(24,096)
Net loss per common share, on a pro-forma basis:			
Basic and diluted		$ (0.02)	(0.11)

(a) As if the Company applied the fair value based method to expense stock options for the years ended January 31, 2006 and 2005.

Stock Option Summary

A summary of stock option award activity follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at February 1, 2004	1,738,300	$6.35		
Granted	54,000,000	0.53		
Exercised	—	—		
Forfeited/Expired	(495,587)	6.36		
Outstanding at January 31, 2005	55,242,713	0.66	9.3	*
Granted	39,600,000	0.57		
Exercised	—	—		
Forfeited/Expired/Canceled	(24,866,955)	0.60		
Outstanding at January 31, 2006	69,975,758	0.69	8.6	*
Granted	1,950,000	0.73		
Exercised	(15,000)	0.67		
Expired	(458,022)	4.32		
Forfeited	(708,750)	0.57		
Outstanding at January 31, 2007	**70,743,986**	**$0.53**	**7.6**	**$43,793**
Exercisable at January 31, 2007	**24,337,736**	**$0.75**	**7.4**	**$11,218**

*The Company adopted SFAS 123R effective February 1, 2006.

The fair value of each stock option grant is measured at the date of grant or modification using a Black-Scholes option-pricing model. The weighted-average grant-date fair value of options granted or modified during the year ended January 31, 2007, 2006 and 2005 was $0.54, $0.36 and $0.23, respectively. The following assumptions were used in arriving at the fair value of options and stock-based deferred compensation awards granted during the year ended January 31, 2007, 2006 and 2005: risk-free interest rates of 3.24% to 5.09%; no dividend yield; expected volatility factor of 50% to 61%; and expected lives of 4–5 years. The risk-free interest rate is based on the rate for a U.S. Treasury Strip with a term comparable to the expected term of the option. Expected volatility is based on historical volatility of the Company's stock. The expected option life is based on historical experience with employee exercise behavior.

Stock Warrants Outstanding

As of January 31, 2007, the Company has warrants outstanding (issued in connection with the recapitalization described in Note 2(c)) to purchase 15,515,892 shares of common stock at an exercise price of $0.515 per share and which are exercisable until July 31, 2013. Also outstanding are warrants to purchase 1,061,012 shares of common stock at an exercise price of $10.17 per share, which are exercisable until June 2010.

(14) Income Taxes

The Company has operations in numerous countries and its tax provision involves many complex variables, including differing tax structures from country to country and the effect of international earnings on U.S. taxation.

Income tax expense (benefit) attributable to income (loss) from operations consists of:

	Current	Deferred	Total
Year ended January 31, 2007:			
U.S. federal	**$ (297)**	**577**	**280**
Foreign	**32,284**	**(5,402)**	**26,882**
U.S. state and local	**(143)**	**156**	**13**
	$ 31,844	**(4,669)**	**27,175**
Year ended January 31, 2006:			
U.S. federal	$ 634	(1,118)	(484)
Foreign	18,002	(641)	17,361
U.S. state and local	(643)	282	(361)
	$17,993	(1,477)	16,516
Year ended January 31, 2005:			
U.S. federal	$ —	629	629
Foreign	13,869	(875)	12,994
U.S. state and local	9	20	29
	$13,878	(226)	13,652

Components of income (loss) from operations before income taxes and minority interest are as follows:

	Year ended January 31,		
	2007	2006	2005
United States	**$(43,820)**	(3,869)	(28,671)
Other countries	**72,439**	38,588	36,146
Total	**$ 28,619**	34,719	7,475

Income tax expense (benefit) attributable to income (loss) before income taxes and minority interest differed from the amounts computed by applying the U.S. federal income tax rate of 35% for fiscal 2007, 2006 and 2005 as a result of the following:

	Year ended January 31,		
	2007	2006	2005
Computed "expected" tax expense	**$ 10,017**	12,152	2,616
Increase (decrease) in taxes resulting from:			
Tax rate differential on foreign earnings	**5,109**	(3,485)	3,956
Tax effect of foreign dividends	**1,368**	301	—
Tax effect of subpart F income	**3,713**	6,872	4,482
Foreign tax on U.S. income	**(531)**	(410)	(534)
Change in valuation allowance	**8,423**	188	3,081
State taxes	**(1,093)**	693	(493)
Adjustment of reserves related to prior years' tax provision	**(440)**	(652)	—
Non-deductible stock compensation	**740**	1,058	265
Other, net	**(131)**	(201)	279
Income tax expense	**$ 27,175**	16,516	13,652

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability are presented below:

	January 31,		
	2007	2006	2005
Deferred tax assets:			
Allowance for doubtful accounts	**$ 2,471**	2,083	2,503
Inventory	**2,756**	2,251	2,985
Other accruals and reserves	**18,274**	14,552	12,338
Plant, equipment and intangibles	**9,173**	8,204	8,161
Post-retirement benefits	**6,422**	7,539	7,530
Pension	**22,059**	20,061	15,070
Net operating loss and minimum tax credit carryforwards	**54,971**	64,097	68,420
Total gross deferred tax assets	**116,126**	118,787	117,007
Less valuation allowance	**(78,728)**	(86,170)	(82,337)
Deferred tax assets, net of valuation allowance	**37,398**	32,617	34,670

(table continued)

	January 31,		
	2007	2006	2005
Deferred tax liabilities:			
Plant, equipment and intangibles due to fresh-start accounting	**$ 28,224**	28,060	32,039
Plant and equipment, due to differences in depreciation methods	**7,457**	7,883	9,264
Intangible assets	**7,099**	6,366	5,620
Other	**3,693**	4,290	3,500
Total gross deferred tax liabilities	**46,473**	46,599	50,423
Net deferred tax liability	**$ (9,075)**	(13,982)	(15,753)

The components of the net current deferred tax asset, net non-current deferred tax asset and net non-current deferred tax liability were as follows:

	January 31,		
	2007	2006	2005
Net current deferred tax asset:			
U.S. federal	**$ 3,130**	2,345	2,091
Foreign	**6,518**	5,892	7,740
U.S. state and local	**644**	415	209
	10,292	8,652	10,040
Net non-current deferred tax asset:			
U.S. federal	**—**	—	—
Foreign	**4,038**	263	174
U.S. state and local	—	—	—
	4,038	263	174
Net non-current deferred tax asset:			
U.S. federal	—	—	—
Foreign	**—**	—	—
U.S. state and local	**—**	—	—
	—	—	—
Net non-current deferred tax liability:			
U.S. federal	**(9,136)**	(7,774)	(8,639)
Foreign	**(12,531)**	(13,771)	(16,464)
U.S. state and local	**(1,738)**	(1,352)	(864)
	(23,405)	(22,897)	(25,967)
Net deferred tax liability	**$ (9,075)**	(13,982)	(15,753)

January 31, 2007 and 2006 (Dollars and Euros in thousands, except per share amounts)

Valuation Allowance. The valuation allowance decreased by a total of $7,442 during the year ended January 31, 2007. Foreign valuation allowances decreased by $3,496, and U.S. valuation allowances decreased by $3,946. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

At January 31, 2007, the Company had net operating loss carryforwards of approximately $20,940 for foreign subsidiaries and approximately $117,601 for U.S. income tax purposes. U.S. net operating loss carryforwards expire at various dates through 2027 in accordance with the table below. In fiscal 2000 and in fiscal 2004, the Company experienced a change in ownership as defined by Section 382 of the Internal Revenue Code. Consequently, utilization of the net operating loss carryforwards is generally subject to an annual limitation of approximately $13,889, as adjusted for unused annual limitations. The U.S. net operating loss carryforwards expire as follows:

Expiring January 31,	Amount
2019	$ 19,872
2020	32,918
2022	38,183
2023	4,704
2024	10,171
2025	3,087
2027	8,666
	$117,601

Deferred income taxes have been provided on undistributed earnings of foreign subsidiaries to the extent that management plans to remit these earnings in the future. Undistributed earnings of foreign subsidiaries and affiliates that are permanently invested, and for which no deferred taxes have been provided, amounted to approximately $58,200 and $16,700 as of January 31, 2007 and 2006, respectively. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable; however, net operating losses or tax credits may be available to reduce a portion of the U.S. liability.

(15) Pension and Other Employee Benefits

The Company and certain subsidiaries have pension plans and post-retirement health benefit plans which provide retirement benefits for eligible employees, generally measured by length of service, compensation and other factors. On January 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158, *Employers Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)* ("SFAS 158"). Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS No. 87, *Employers' Accounting for Pensions* and SFAS No. 106, *Employers Accounting for Postretirement Benefits Other Than Pensions* that have not yet been recognized through net periodic benefit cost are recognized in accumulated other comprehensive income, net of tax effects. The measurement date—the date at which the benefit obligation and plan assets are measured—is required to be the Company's fiscal year end. The Company currently utilizes a calendar year-end measurement date. SFAS 158 is effective for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company adopted SFAS 158 as of January 31, 2007. The initial adoption was reflected as a decrease to the January 31, 2007 balance of accumulated other comprehensive income (loss), a component of stockholders' equity (deficit), and included the elimination of the additional minimum liability, which is no longer required. The following table summarizes the effect of the required changes in the additional minimum liability as of January 31, 2007 prior to the adoptions of SFAS 158 as well as the impact of the initial adoption of SFAS 158 on the Company's consolidated balance sheet:

	January 31, 2007			
	Before Additional Minimum Liability and SFAS 158 Adjustments	**Additional Minimum Liability Adjustments**	**SFAS 158 Adjustments**	**After Application of SFAS 158**
Intangible assets	**$104,435**	**(258)**	**(1,351)**	**102,826**
Other accrued liabilities	**$ 54,145**	**—**	**1,166**	**55,311**
Other non-current liabilities	**$ 91,759**	**(6,692)**	**121**	**85,188**
Accumulated other comprehensive loss	**$ (60,972)**	**6,434**	**(2,638)**	**(57,176)**

The following tables provide combined information relevant to the Company's pension and other employee benefit plans:

	Pension Benefits			Post-Retirement Benefits		
	Year Ended January 31,					
	2007	2006	2005	**2007**	2006	2005
Change in Benefit Obligation						
Benefit obligation at beginning of year	**$229,484**	224,522	206,024	**16,875**	15,367	14,905
Service cost	**1,664**	1,769	1,572	**543**	470	404
Interest cost	**12,210**	12,482	12,389	**897**	853	853
Plan participants' contributions	**—**	—	—	**1,185**	1,141	1,030
Amendments	**—**	—	—	**—**	—	56
Actuarial (gain)/loss	**2,424**	7,590	21,349	**(902)**	1,047	(325)
Benefits paid	**(16,893)**	(16,946)	(16,814)	**(2,051)**	(2,011)	(1,571)
Translation adjustment	**(34)**	67	2	**7**	8	15
Benefit obligations at end of year	**$228,855**	229,484	224,522	**16,554**	16,875	15,367

	Pension Benefits			Post-Retirement Benefits		
	Year Ended January 31,					
	2007	2006	2005	**2007**	2006	2005
Change in Plan Asset						
Fair value of plan assets at beginning of year	**$167,091**	177,061	178,875	**—**	—	—
Actual return on plan assets	**18,412**	6,680	14,986	**—**	—	—
Employer contributions	**2,737**	237	228	**866**	870	541
Plan participants' contributions	**—**	—	—	**1,185**	1,141	1,030
Mexican plan termination	**—**	—	(215)	**—**	—	—
Translation adjustment	**(31)**	59	1	**—**	—	—
Benefits paid	**(16,893)**	(16,946)	(16,814)	**(2,051)**	(2,011)	(1,571)
Fair value of plan assets at end of year	**171,316**	167,091	177,061	**—**	—	—
Funded status	**(57,539)**	(62,393)	(47,461)	**(16,554)**	(16,875)	(15,367)
Unrecognized net obligation loss	**—**	72	73	**—**	—	—
Unrecognized net actuarial (gain) loss	**—**	56,481	47,046	**—**	(1,585)	(2,902)
Unrecognized prior service cost (credit)	**—**	1,632	1,897	**—**	(1,107)	(1,373)
Contribution made between measurement date and fiscal year end	**—**	2,500	—	**—**	—	—
Prepaid (accrued) benefit cost	**(57,539)**	(1,708)	1,555	**(16,554)**	(19,567)	(19,642)
Minimum liability adjustments	**—***	(52,938)	(43,969)	**—**	—	—
Net amount recognized	**$ (57,539)**	(54,646)	(42,414)	**(16,554)**	(19,567)	(19,642)

*No longer applicable after adoption of SFAS 158.

	Pension Benefits			Post-Retirement Benefits		
	Year Ended January 31,					
	2007	2006	2005	**2007**	2006	2005
Weighted average assumptions used to determine benefit obligations						
Discount rate	**5.75%**	5.50%	5.75%	**5.75%**	5.50%	5.75%
Rate of compensation increase	**3.50%**	3.50%	3.50%	**N/A**	N/A	N/A
Weighted average assumptions used to determine net periodic benefit cost						
Discount rate	**5.50%**	5.75%	6.25%	**5.50%**	5.75%	6.25%
Expected long-term rate of return on assets	**8.25%**	8.25%	8.25%	**N/A**	N/A	N/A
Rate of compensation increase	**3.50%**	3.50%	3.50%	**N/A**	N/A	N/A

January 31, 2007 and 2006 (Dollars and Euros in thousands, except per share amounts)

For post-retirement benefit measurement purposes, a 10.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for fiscal 2007. The rate was assumed to decrease gradually to 5.0% for fiscal 2011 and remain at that level thereafter.

	Pension Benefits			Post-Retirement Benefits		
	Year Ended January 31,					
	2007	2006	2005	**2007**	2006	2005
Components of net periodic benefit costs						
Service cost	**$ 1,664**	1,769	1,572	**543**	470	404
Interest cost	**12,210**	12,482	12,389	**897**	853	853
Expected return on plan assets	**(13,476)**	(13,395)	(14,081)	**—**	—	—
Amortization of prior service cost	**261**	267	270	**(263)**	(270)	(270)
Recognized net actual (gain) loss	**4,795**	4,866	2,567	**(205)**	(273)	(318)
Total net periodic benefit cost	**$ 5,454**	5,989	2,717	**972**	780	669

Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects on January 31, 2007 amounts:

	1% Point Increase	1% Point Decrease
Effect on total of service and interest cost components	$ 175	(144)
Effect on post-retirement benefit obligation	$1,958	(1,617)

The estimated accumulated benefit obligation (the actuarial present value of benefits attributed to employee service and compensation levels prior to the measurement date without considering future compensation levels), commonly referred to as the "ABO," exceeded the fair value of plan assets at December 31, 2006, 2005 and 2004 by $52,565, $56,907 and $42,170, respectively.

For pension plans with accumulated obligations in excess of plan assets at January 31, 2007, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $227,425, $222,924 and $169,953 and $228,058, $222,770 and $165,840, as of January 31, 2007 and 2006, respectively.

For pension plans with assets in excess of accumulated obligations at January 31, 2007, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $1,430, $956 and $1,363, and $1,426, $1,227 and $1,250, as of January 31, 2007 and 2006, respectively.

The plan assets were invested in the following major asset categories:

	Percentage of Plan Assets at December 31, 2006	Percentage of Plan Assets at December 31, 2005	Target Allocation for Fiscal Year 2008
Equity Securities	73%	67%	60–70%
Fixed Income	27%	33%	30–40%
Total	100%	100%	100%

The asset allocation targets are set with the expectation that the plan's assets will fund the plan's expected liabilities with an appropriate level of risk. Expected returns, risk and correlation among asset classes are based on historical data and investment advisor input.

The Company expects to make $15,600 in contributions to its funded pension plans in fiscal 2008. The Company expects to make approximately $900 of benefit payments attributable to its unfunded post-retirement benefit plans during fiscal year 2008.

The Company sponsors defined contribution plans, qualified under Section 401(k) of the Internal Revenue Code, which are offered to certain groups of U.S. employees. Expense related to operations of these plans was $574, $484 and $589 for the years ended January 31, 2007, 2006 and 2005, respectively. The plans do not have significant liabilities other than benefit obligations.

The pension and post-retirement benefits expected to be paid in each year from fiscal 2008–2012 are $17,756, $17,628, $17,597, $17,597 and $17,778, respectively. The aggregate benefits expected to be paid in the five years from 2013–2017 are $90,097. The expected benefits to be paid are based on the same assumptions used to measure the Company's benefit obligation at December 31, 2006 and include estimated future employee service.

(16) Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents, Trade Receivables, Accounts Payable, Short-term Debt, and Accrued Expenses

The carrying amount approximates fair value because of the short maturity or duration of these instruments.

Senior Subordinated Notes

The Company estimates that the fair value of the 8⅞% Notes at January 31, 2006 approximates $184,983 based on inter-dealer translations which were priced at approximately $105.75 per $100.00 of principal.

Senior Notes, Senior Credit Facility and Other Long-term Obligations

The carrying value approximates the fair value of these instruments, which primarily have floating interest rates that are fixed for periods not exceeding six months. The Company estimates that the fair value of the senior credit facility approximates the book value at January 31, 2007 of $468,000.

Foreign Currency Forward Delivery Contracts

The fair value of foreign currency forward delivery contracts is estimated by reference to market quotations received from banks. At January 31, 2007 and 2006, the contract value of foreign currency forward delivery agreements outstanding was approximately $93,861 and $34,155, respectively. The settlement value of these instruments at that date was approximately $92,554 and $35,122, respectively.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(17) Litigation, Commitments and Contingencies

Litigation

Samsonite Europe N.V. and one of its subsidiaries was the subject of a lawsuit filed in France in November 2006 related to the August 31, 2005 sale of the H-B site (see Note 4 for a more detailed description of the H-B site sale). The plaintiff in the lawsuit, Workers Council Energyplast ("Workers Council"), seeks to overturn the sale of the H-B site and the related transfer of the Company's liability and responsibility for employee pension and social costs for the 202 employees at the H-B site. On March 13, 2007, the Tribunal de Grande Instance in Paris (the "Court") dismissed the claim on procedural grounds. Counsel for the Workers Council initiated appeal on April 11, 2007 and announced that in appeal the 202 workers will join in the lawsuit. Samsonite was notified of the filing of the appeal on April 16, 2007. The Company believes that the appeal of the Court's decision is without merit and intends to vigorously defend its position; however, an unfavorable resolution of this matter could have a material adverse effect on the Company's financial position and results of operations, which the Company is unable to estimate at this time.

The Company is also a party to various other legal proceedings and claims in the ordinary course of its business. The Company believes that the outcome of these other matters will not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

Union Agreements

Union membership in the Company's European manufacturing plants varies from country to country and is not officially known. However, it is probable that most of the workers are affiliated with a union. Most European union contracts have a one-year term. In the United States, approximately 100 employees are unionized under a contract renewed every three years and which was last renewed April 2005.

January 31, 2007 and 2006 (Dollars and Euros in thousands, except per share amounts)

Agreement with Pension Benefit Guaranty Corporation ("PBGC")
The Company has entered into an agreement with the PBGC granting them an equal and ratable lien in the pledged assets under its senior credit facility along with the lender under the facility in the amount of $66,562. If the Company were to refinance its senior credit facility in the future and increase the size of the facility, the agreement requires that the PBGC lien be increased by an amount determined under a formula considering the amount of the Company's unfunded pension liability under the Plan and the amount of the increase in the size of the facility. Other provisions of the agreement restrict the transfers of assets outside of the ordinary course of business and the maintenance of certain funding amounts of the Plan; the Company is in compliance with these requirements at January 31, 2007.

The agreement will expire upon (a) the Company obtaining investment grade status on its senior unsecured debt, (b) the date the Plan has no unfunded benefit liabilities for two consecutive plan years, (c) the date on which the Company becomes part of a controlled group whose debt has investment grade status, or (d) the date the Plan is successfully terminated, but in the case of (a) or (b), no earlier than December 31, 2008.

(18) Other Income (Expense)—Net
Other income (expense)—net consisted of the following:

	Year ended January 31,		
	2007	2006	2005
Net gain (loss) from foreign currency forward delivery contracts	**$ (152)**	1,239	387
Gain (loss) on disposition of fixed assets, net	**3,285**	(128)	819
Foreign currency transaction gains (losses)[a]	**1,102**	(507)	525
Pension expense[b]	**(3,162)**	(2,813)	(2,780)
Redemption premium and expenses on retirement of senior subordinated notes and floating rate senior notes	**(22,498)**	(2,670)	(17,767)
Due diligence costs for uncompleted potential acquisitions	**—**	(2,821)	(671)
Other, net	**(2,081)**	(2,172)	(4,116)
	$ (23,506)	(9,872)	(23,603)

(a) Foreign currency transaction gains (losses) include gains or losses on intercompany advances. Foreign currency gains (losses) incurred on operational transactions are recorded in cost of sales or general and administrative expense.

(b) Pension expense included in other income and expense relates to the actuarial determined pension expense associated with the pension plans of two companies unrelated to the Company's operations whose pension obligations were assumed by the Company as a result of a 1993 agreement with the Pension Benefit Guaranty Corporation. The plans were part of a controlled group of corporations of which the Company was a part prior to 1993.

(19) Quarterly Financial Information (Unaudited)
The following is a summary of the unaudited quarterly financial information:

	Three months ended			
	April 30, 2006	July 31, 2006	October 31, 2006	January 31, 2007
Net sales	$240,977	257,506	285,898	286,012
Gross profit	$123,231	129,292	144,854	148,565
Operating income	$ 19,129	13,932	25,650	21,129
Net income (loss) before cumulative effect of an accounting change	$ 3,501	(2,073)	8,857	(18,514)
Net income (loss)	$ 4,892	(2,073)	8,857	(18,514)
Net income (loss) to common stockholders	$ 1,012	(6,030)	4,821	(145,027)
Income (loss) per share to common stockholders before cumulative effect of an accounting change—basic	$ —*	(0.03)	0.02	(0.38)
Net income (loss) per share to common stockholders—basic	$ 0.01	(0.03)	0.02	(0.38)
Income (loss) per share to common stockholders before cumulative effect of an accounting change—diluted	$ —*	(0.03)	0.01	(0.38)
Net income (loss) per share to common stockholders—diluted	$ 0.01	(0.03)	0.01	(0.38)

*Less than $0.01 per share

	Three months ended			
	April 30, 2005	July 31, 2005	October 31, 2005	January 31, 2006
Net sales	$232,358	236,540	248,686	249,302
Gross profit	$111,044	115,500	120,614	123,223
Operating income	$ 22,158	18,042	6,919	25,916
Net income (loss)	$ 7,502	2,324	(3,041)	6,536
Net income (loss) to common stockholders	$ 3,900	(1,343)	(6,613)	2,546
Net income (loss) per share attributable to common stockholders—basic	$ 0.02	(0.01)	(0.03)	0.01
Net income (loss) per share attributable to common stockholders—diluted	$ 0.01	(0.01)	(0.03)	—*

*Less than $0.01 per share

(20) Information Concerning Business Segments

The Company's operations consist of the manufacture and distribution of luggage, business and computer cases, outdoor casual bags, and travel-related products and licensing of the Company's brand names. Management of the business and evaluation of operating results is organized primarily along geographic lines dividing responsibility for the Company's operations as follows: (i) "Europe," which includes operations in Western and Eastern European countries; (ii) "North America," which includes operations in the United States and Canada; (iii) "Latin America," which includes operations in Mexico, Brazil, Argentina and Uruguay; (iv) "Asia," which includes operations in India, China, Singapore, South Korea, Taiwan, Malaysia, Japan, Hong Kong, Thailand and Australia; and (v) "Other," which primarily includes certain licensing activities from luggage and non-luggage brand names owned by the Company and Corporate headquarters overhead.

The Company evaluates the performance of its segments based on operating income of the respective business units. Inter-segment sales prices are market based. Certain reclassifications were made to the prior periods to conform to the January 31, 2007 presentation.

Segment information for the years ended January 31, 2007, 2006 and 2005 is as follows:

	Europe	North America	Latin America	Asia	Corporate and Other[b]	Eliminations	Totals
2007							
Revenues from external customers	**$ 448,426**	**377,461**	**48,221**	**182,841**	**13,444**	**—**	**1,070,393**
Intersegment revenues	**$ 4,993**	**291**	**—**	**21,346**	**—**	**(26,630)**	**—**
Operating income (loss)[a]	**$ 59,386**	**22,062**	**6,795**	**38,796**	**(46,169)**	**(1,030)**	**79,840**
Total assets	**$ 270,459**	**115,822**	**40,971**	**119,855**	**263,316**	**(159,298)**	**651,125**
Capital expenditures	**$ 11,350**	**5,815**	**672**	**8,932**	**5,344**	**—**	**32,113**
Additions to goodwill and intangibles	**$ 1,395**	**3,639**	**280**	**9,213**	**—**	**—**	**14,527**
Depreciation and amortization	**$ 9,691**	**5,576**	**501**	**4,037**	**962**	**256**	**21,023**
2006							
Revenues from external customers	$417,434	363,922	41,829	127,708	15,993	—	966,886
Intersegment revenues	$ 2,805	97	—	15,857	—	(18,759)	—
Operating income (loss)[a]	$ 43,176	28,725	4,502	18,377	(21,646)	(99)	73,035
Total assets	$246,461	99,706	32,464	65,105	279,972	(156,457)	567,251
Capital expenditures	$ 7,743	4,456	330	4,769	5,846	—	23,144
Additions to goodwill and intangibles	$ —	—	—	—	—	—	—
Depreciation and amortization	$ 10,584	3,846	340	2,382	767	—	17,919
2005							
Revenues from external customers	$406,032	342,985	36,092	99,015	18,772	—	902,896
Intersegment revenues	$ 2,398	204	—	8,867	—	(11,469)	—
Operating income (loss)[a]	$ 42,991	16,874	2,001	16,290	(12,643)	222	65,735
Total assets	$264,795	107,739	30,842	46,444	268,720	(155,457)	563,083
Capital expenditures	$ 6,848	2,735	329	2,572	—	—	12,484
Additions to goodwill and intangibles	$ 62	—	—	378	—	—	440
Depreciation, amortization and impairment of intangible assets	$ 12,485	3,584	271	1,900	3,945	—	22,185

(a) Operating income (loss) represents net sales less operating expenses. In computing operating income (loss) none of the following items have been added or deducted: interest income, interest expense, other income (expense)—net, income taxes and minority interest.

(b) Includes general corporate expenses

January 31, 2007 and 2006 (Dollars and Euros in thousands, except per share amounts)

Long-lived assets relating to the Company's operations by geographic area is as follows:

	January 31, 2007	2006
Property, plant and equipment, net of accumulated depreciation:		
North America	**$ 11,458**	17,085
Europe	**51,068**	48,127
Asia	**17,688**	12,097
Latin America	**3,580**	3,411
Corporate and Other	**20,205**	8,380
	$103,999	89,100

	January 31, 2007	2006
Tradenames and other intangible assets, net of accumulated amortization:		
Corporate and Other	**$ 87,431**	89,573
Asia	**10,236**	1,159
Europe	**1,034**	405
North America	**3,872**	357
Latin America	**253**	164
	$102,826	91,658

Included in Corporate and Other are the amounts recorded for goodwill, patents and trademarks related to Samsonite, American Tourister, and various apparel tradenames owned by the Company.

(21) Related Party Transactions

The Company has entered into advisory agreements with its major stockholders, Ares Corporate Opportunities Fund, L.P., Bain Capital, Ltd., and an affiliate of Ontario Teacher's Pension Plan Board. The agreements provide that the Company pay each of these three parties an advisory fee of $500 per year for five years beginning July 31, 2003.

The Company's Indian subsidiary, Samsonite South Asia Pvt. Ltd., purchases raw materials from and sells certain raw materials to Tainwala Chemicals and Plastics India Ltd. ("Tainwala"), Abhishri Polycontainers Pvt. Ltd. and Abhishri Packagers Pvt. Ltd. Tainwala, Abhishri Polycontainers and Abhishri Packagers is managed and controlled by the family of Dr. Ramesh Tainwala, the Chief Operating Officer of Samsonite South Asia. Dr. Tainwala and his family own a minority interest in the Company's Indian and United Arab Emirates subsidiaries. The Company purchased raw materials and capital goods from Tainwala and Abhishri in the amounts of $2,174, $2,086 and $454 during the years ended January 31, 2007, 2006 and 2005, respectively. The Company sold raw materials to Tainwala and Abhishri in the amounts of $823, $932 and $145 during the fiscal year's ended January 31, 2007, 2006 and 2005, respectively. In addition, approximately $303, $82 and $80 was paid to entities owned by Dr. Tainwala and his family, for office space rent during the years ended January 31, 2007, 2006 and 2005, respectively.

Board of Directors and Executives

Marcello Bottoli
President and Chief Executive Officer, Samsonite Corporation.
Director since 2005.

John M. Allan
Member, Board of Management of Deutsche Post World Net
Chief Executive, DHL logistics business
Director since January 2007, Chairman since May 2007

Charles J. Philippin
Principal, GarMark Advisors.
Director since 2003.

Ferdinando Grimaldi Quartieri
Managing Director, Bain Capital, Ltd.
Director since 2003

Antony P. Ressler
Managing Partner, Ares Management LLC.
Director since 2003.

Lee Sienna
Vice President, Ontario Teachers' Pension Plan Board.
Director since 2003.

Donald L. Triggs
Past President and Chief Executive Officer, Vincor International, Inc.
Director since 2003

Richard T. Warner
Partner, Hemisphere One.
Director since 2003.

Richard H. Wiley
Chief Financial Officer, Treasurer and Secretary
Director since May 2007

Arne Borrey
President, Europe, Middle East and Africa regions

Shawn Cox
Chief Retail Officer

Shashi S. Dash
President, Asia Pacific region

Giuseppe Fremder
President, Samsonite Italy and Global Licensing In & Out

Thomas Korbas
President, Americas region

Quentin Mackay
Creative Director

Marc Matton
Chief Supply Officer

Deborah Rasin
Vice President—Legal, General Counsel and Assistant Secretary

Ramesh Tainwala
President, South Asia region

The Company's common stock, par value $.01 per share (the "Common Stock"), is traded by dealers using the OTC Bulletin Board under the symbol "SAMC.OB." The table below sets forth the high and low per share sale prices for the Common Stock for fiscal years 2006 and 2007 and through April 25, 2007 (as reported on the OTC Bulletin Board). The over-the-counter market quotations shown below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The closing price of the common stock on the OTC Bulletin Board on April 25, 2007 was $1.14 per share.

	High	Low
Fiscal 2008		
February 1, 2007 through April 25, 2007	**$ 1.15**	**0.95**
Fiscal 2007		
Fiscal quarter ended:		
April 30, 2006	**$ 1.16**	**0.79**
July 31, 2006	**$ 1.31**	**0.82**
October 31, 2006	**$ 1.05**	**0.80**
January 31, 2007	**$ 1.21**	**0.83**
Fiscal 2006		
Fiscal quarter ended:		
April 30, 2005	$1.50	0.55
July 31, 2005	$1.04	0.75
October 31, 2005	$0.90	0.55
January 31, 2006	$0.95	0.58

As of April 25, 2007, the number of holders of record of our Common Stock was 331.

On December 21, 2006, the Company's Board of Directors approved a special cash distribution in an aggregate amount of $175 million (the "Distribution") consisting of dividends on the Company's common stock totaling $53.3 million, dividends on the Company's convertible preferred stock totaling $116.1 million and dilution adjustment payments to holders of certain of the Company's outstanding stock options totaling $5.6 million. The total dividend per share of common stock and to preferred stockholders on an as converted basis was approximately $0.23. In connection with the Distribution, holders of more than 99% of the convertible preferred stock converted their convertible preferred stock into common stock effective as of January 4, 2007.

The payment of dividends is at the discretion of our Board of Directors and depends upon, among other things, the Company's earnings, financial condition, capital requirements, extent of bank indebtedness and contractual restrictions with respect to the payment of dividends. The terms of our indebtedness currently contain provisions which limit our ability to pay dividends on our common stock.

Reconciliation of Net Income (Loss) to Common Stockholders to Adjusted EBITDA

	Year ended January 31,		
	2007	2006	2005
Net income (loss) to common stockholders reconciled to Adjusted EBITDA			
Net income (loss) to common stockholders	**$(145,224)**	(1,510)	(23,381)
Cumulative effect of an accounting change	**(1,391)**	—	
Preferred stock dividends	**138,386**	14,831	13,683
Interest expense and amortization of debt issue costs	**30,285**	30,496	35,206
Interest income	**(2,570)**	(2,053)	(549)
Other expense, net	**23,506**	9,873	23,603
Income tax expense	**27,175**	16,516	13,652
Minority interests in earnings of subsidiaries	**9,673**	4,882	3,521
Depreciation expense	**19,830**	17,057	18,971
Amortization of intangible assets	**1,193**	862	3,214
Asset impairment	**1,623**	5,450	671
Restructuring charges and expenses	**5,479**	11,225	9,031
ERP project expense	**9,752**	6,102	—
Stock-based compensation expense	**6,996**	5,497	4,031
Realized currency hedge gains (losses)	**(31)**	2,216	(230)
Write-off of deferred stock offering costs	**6,158**	—	—
Special distribution advisor expenses	**1,723**	—	—
Write-off of receivable from European restructuring	**2,105**	—	—
Adjusted EBITDA	**$ 134,668**	121,444	101,423

As calculated by the Company, "Adjusted EBITDA" includes its operating earnings before interest, taxes, depreciation and amortization, as adjusted to exclude certain items of other income and expense, preferred stock dividends, minority interests, goodwill and asset impairment charges, restructuring charges, expenses and associated non-trade receivables write-off, stock-based compensation expense, deferred stock offering costs, and ERP project expenses and to include realized currency hedge gains and losses. Adjusted EBITDA is not intended to replace operating income, net income, cash flow or any other measures of performance and liquidity under generally accepted accounting principles in the U.S. ("GAAP"). Rather, Adjusted EBITDA is a measure of operating performance that investors may consider in addition to such other measures. Adjusted EBITDA provides no information on a company's capital structure, borrowings, interest costs, capital expenditures, and working capital movement or tax position. Adjusted EBITDA does not represent funds available for discretionary use by the Company because those funds are required for debt service, capital expenditures, working capital, and other commitments and obligations. The Company believes Adjusted EBITDA is, nevertheless, a measure of operating performance commonly reported and widely used by analysts, investors and other interested parties because it eliminates differences in financial capitalization and tax structures as well as non-cash and non-operating charges to earnings. The Company's lenders also use EBITDA-based measures, which may differ from Adjusted EBITDA, to test compliance with certain covenants. The Company also believes that disclosure of these figures is meaningful to investors because they provide information about the Company's operating performance without giving effect to certain charges and costs that are not reflective of ongoing operations, thereby facilitating company-to-company comparisons and analysis of the Company's results from its core business. These measures are not intended to replace operating income (loss) and net income (loss) as measures of operating performance under GAAP. The Company also uses Adjusted EBITDA (modified for currency caused fluctuations) for incentive compensation purposes.

Corporate Information

Corporate Headquarters
Samsonite Corporation
575 West Street, Suite 110
Mansfield, Massachusetts 02048
United States
Tel 508-851-1400
Fax 508-851-8715

Executive Offices
Samsonite Ltd.
Samsonite House
4 Mondial Way
Harlington
Hayes
Middlesex UB3 5AR
United Kingdom
Tel +44 (0)20 8564 4200
Fax +44 (0)20 8564 6980

Samsonite Web Sites
www.samsonite.com
www.samsoniteblacklabel.com

Investor Relations Contact
Sarah Merefield
Director of Investor Relations and
Strategic Planning
Tel +44 (0)20 8564 4205

Public Relations Contact
Richard Brett
Global Director of
Marketing Communications
Tel +44 (0)20 8564 4243

Common Stock Traded on OTC Bulletin Board
Symbol: SAMC

Common Shares Outstanding
January 31, 2007: 742,006,783

Independent Auditors
KPMG LLP
50 Kennedy Plaza
Providence, Rhode Island 02903
United States

Transfer Agent and Registrar
Computershare Trust Company
150 Royall Street
Canton, Massachusetts 02021
United States

Board of Directors
John Allan, Chairman
Marcello Bottoli
Charles J. Philippin
Ferdinando Grimaldi Quartieri
Antony P. Ressler
Lee Sienna
Donald L. Triggs
Richard T. Warner
Richard Wiley

Officers
Marcello Bottoli – *President and Chief Executive Officer*

Richard H. Wiley – *Chief Financial Officer, Treasurer, Secretary and Principal Accounting Officer*

Deborah Rasin – *Vice President Legal, General Counsel and Assistant Secretary*

Production and Major Office Locations

Corporate and Americas		
Mansfield, Mass.	Americas headquarters	Leased
Europe		
London, England	Executive offices	Leased
Oudenaarde, Belgium	Manufacturing plant, office, warehouse	Leased/Owned
Szekszard, Hungary	Manufacturing plant	Owned
Saltrio, Italy	Office, warehouse	Owned
Madrid, Spain	Office	Leased
Asia		
Mumbai, India	Office	Leased
Nashik, India	Manufacturing plant, warehouse	Owned
Bhiwandi, India	Warehouse	Leased
Ningbo, China	Assembly plant, warehouse	Owned
Seoul, Korea	Office	Leased
Singapore	Warehouse	Leased
Hong Kong	Office, warehouse	Leased
Bandar Sunway, Malaysia	Office, warehouse	Leased
Melbourne, Australia	Office, warehouse	Leased
North America		
Denver, Colo.	Office, warehouse	Leased
Jacksonville, Fla.	Warehouse	Leased
Stratford, Canada	Warehouse	Leased
Latin America		
Mexico City, Mexico	Office, warehouse	Owned
Buenos Aires, Argentina	Office, warehouse	Leased/Owned
Uruguay	Warehouse	Leased
São Paulo, Brazil	Office	Leased